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As filed with the Securities and Exchange Commission on December [13], 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

THE IMMUNE RESPONSE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0255679 (I.R.S. Employer Identification No.)
5931 Darwin Court, Carlsbad, California 92008 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael L. Jeub
Chief Financial Officer and
Vice President of Finance
The Immune Response Corporation
5931 Darwin Court
Carlsbad, California 92008
(760) 431-7080

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
P. Joseph Campisi, Jr., Esq.
Thomas E. Sparks, Jr., Esq.
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, California 94105
(415) 983-1000

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective as determined by the selling security holders.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

        If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)

Class A Warrants	10,974,490	N/A	N/A	N/A (2)

Class B Warrants	10,974,490	N/A	N/A	N/A (2)

Common Stock, $0.0025 par value	33,342,470 (3)(4)	$1.09	$36,343,292.30	$3,343.58

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sales prices of our common stock, as reported on the Nasdaq SmallCap Market, on December 12, 2002
(2)
In accordance with Rule 457(g) under the Securities Act, no separate registration fee is payable in respect of the warrants.
(3)
Includes the resale of shares of common stock which are issuable upon the exercise of the Class A warrants (and the Class B warrants upon exercise of the Class A warrants).
(4)
In accordance with Rule 416 under the Securities Act, we are also registering an indeterminate number of additional shares of common stock and other securities which may be issued from time to time in accordance with the adjustment provisions of the warrants.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PRELIMINARY PROSPECTUS            Subject to completion, December 13, 2002

The information in this prospectus is not complete and may be changed. The security holders identified in this prospectus may not sell these securities until this registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE IMMUNE RESPONSE CORPORATION

33,342,470 Shares of Common Stock
10,974,490 Class A Warrants
10,974,490 Class B Warrants

This prospectus relates to the public offer for resale by certain of our security holders of up to (i) 9,522,071 issued shares of our common stock, (ii) 9,522,071 Class A warrants, (iii) 9,522,071 Class B warrants, (iv) 9,522,071 shares of our common stock underlying the Class A warrants and (v) 9,522,071 shares of our common stock underlying the Class B warrants. This offer is not being underwritten. We will not receive any of the proceeds from sales by the selling security holders of common stock and warrants. These security holders acquired 9,522,071 shares of common stock and the Class A warrants directly from us in a private placement of units completed on December 10, 2002. Each Class A warrant may be exercised to purchase initially one share of our common stock and one Class B warrant, at an aggregate price of $1.33. Each Class B warrant may be exercised to purchase initially one share of our common stock at a price of $1.77. Unless exercised, the warrants will expire five years after their respective dates of issuance. The Class A and Class B warrants are described more fully under "Description of the Warrants and the Warrant Agreement" on page 28.

This prospectus also relates to the public offer for resale by our placement agent of (i) 1,452,419 shares of our common stock, (ii) 1,452,419 Class A warrants, (iii) 1,452,419 shares of our common stock underlying the Class A warrants, (iv) 1,452,419 Class B warrants and (v) 1,452,419 shares of our common stock underlying our Class B warrants. Such shares, Class A warrants and Class B warrants are being registered pursuant to an option issued to our placement agent in connection with our private placement of units.

Additionally, this prospectus relates to the public offer for resale by Trinity Medical Group USA, Inc. of 500,000 shares of our common stock issued in connection with an amendment to certain of our agreements with Trinity.

We will not receive any net proceeds from the resale of shares of our common stock, Class A warrants, or Class B warrants. If the warrants are exercised by either the selling security holders or subsequent purchasers of the warrants, we will receive the net proceeds from such exercises. If an investor purchases from a selling security holder a Class A or Class B warrant other than through a private transaction, the shares of common stock and the Class B warrants, as the case may be, to be issued by us upon the exercise of such warrants are to be registered pursuant to a registration statement on Form S-1 (File No. 333-[            ]), which was filed with the Securities and Exchange Commission on December [    ], 2002. Neither the Class A nor the Class B warrants may be exercised by a public investor until the Form S-1 becomes effective.

Subject to the following paragraph, the selling security holders of the offered shares of common stock, Class A warrants, Class B warrants and shares of common stock underlying the warrants may offer to resell any such securities at any time or from time to time after the date of this prospectus.

The selling security holders of the offered securities may not, directly or indirectly, offer, sell, transfer, assign or otherwise dispose of any shares of common stock acquired by them in our December 2002 private placement of units, other than shares of common stock acquired by them from us upon the exercise of any of the warrants, until the date which is the earlier of (i) two hundred ten (210) days following the closing date of the private placement of units and (ii) ninety (90) days following the date the registration statement on Form S-1 has been declared effective by the Securities and Exchange Commission. The placement agent in the December 2002 private placement of units, Spencer Trask Ventures, Inc., may, in its sole discretion and upon written notice to such purchasers, permit the sale or other disposition of such shares of common stock prior to the expiration of such period; however, any such decision may be made only in respect of all (but not less than all) of the shares of common stock to which the resale restrictions apply.

For a description of the plan of distribution of the resale of securities, see page 44 of this prospectus.

Our common stock is quoted on The Nasdaq SmallCap Market under the symbol "IMNR." On December 12, 2002, the closing price of our common stock was $1.05 per share. The Class A and Class B warrants have been authorized for quotation on the Nasdaq SmallCap Market.

Investing in our common stock and warrants involves very significant risks. You should carefully consider the risks set forth under "Risk Factors" beginning on page 4 before investing in our common stock or our warrants.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement we filed with the Securities and Exchange Commission, the SEC. You should rely only on the information contained in this prospectus or incorporated herein by reference. We have not authorized anyone else to provide you with any additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the resale securities.

We file annual, quarterly and special reports, proxy and information statements and other information with the SEC. You may inspect and copy our registration statement on Form S-3 of which this prospectus is a part (File No. 333-[            ]), as well as reports, proxy and information statements and other information filed by us, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for information regarding the operation of its Public Reference Room. The SEC also maintains a World Wide Web site at http:\\www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, like us, that file electronically.

The SEC allows us to "incorporate by reference" information in this prospectus and other information that we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update, amend and/or replace this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that we have registered have been resold:

  1.
  [Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;]*

  2.
  [Our Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2002 and September 30, 2002, respectively;]*

  3.
  Our Proxy Statement for our Special Meeting of Stockholders, dated October 7, 2002;

  4.
  Our Current Reports on Form 8-K filed with the SEC on February 21, 2002, June 19, 2002, July 3, 2002, August 7, 2002 and September 10, 2002, respectively;

  5.
  The description of our common stock set forth in the registration statement on Form 8-A filed with the SEC on March 30, 1990;

  6.
  The description of our Preferred Stock Purchase Rights for Series E Participating Preferred Stock, par value $0.001, set forth in the registration statement on Form 8-A filed with the SEC on March 4, 1992, together with Amendments Nos. 1 and 2 on Form 8-A/A filed with the SEC on December 26, 2001 and February 21, 2002, respectively; and

  7.
  Our registration statement on Form S-8, dated November 7, 2002.

* Our independent auditor, BDO Seidman, LLP, is currently re-auditing the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and BDO Seidman, LLP is also re-performing a review for our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002. Once the re-audit of the Annual Report and re-performance of the review of the Quarterly Report is complete we will restate the financial statements as necessary and incorporate them by reference in this prospectus.

If you make a request for this information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference in this registration statement of which this prospectus is a part. Requests for this information should be submitted in writing to: The Immune Response Corporation, 5931 Darwin Court, Carlsbad, California 92008 Attention: Secretary; or by calling us at (760) 431-7080.

FORWARD-LOOKING STATEMENTS

Specific statements contained in this registration statement are forward-looking statements. Such forward-looking statements can be identified by use of forward-looking terminology such as "believes," "expects," "may," "projects," "predicts," "intends," "will," "seeks," "should" and "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Although we believe these statements are based upon reasonable assumptions, no assurance can be given that the future results covered by the forward-looking statements will be achieved. Forward-looking statements are subject to risks, uncertainties and other factors that may be outside of our control or that are not presently known to us and that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. The more significant risks, uncertainties and other factors are discussed under the heading "RISK FACTORS" in this prospectus, and prospective investors are urged to consider these factors carefully and in their entirety. Further, any forward-looking statement speaks only as of the date on which it was made, and, subject to applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

RISK FACTORS

You should carefully consider the risks and uncertainties described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business and condition. If any of the following risks actually occur, our business and condition could be adversely affected. In those cases, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our Current Cash Position, Additional Financing Requirements and Limited Access to Financing Will Adversely Affect Our Ability to Develop Products and Continue Operations

In addition to the funds we received from our private placement of units in December 2002, we will need to raise additional funds to continue our operations and to conduct research and development, preclinical studies and clinical trials necessary to bring our potential products to market and to establish manufacturing and marketing capabilities. We anticipate beginning new clinical studies in North America and/or Europe in 2003. A failure to raise substantial additional funds would require us to scale back or eliminate some or all of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop ourselves and would cause us to cease operations, at which time we will not be able to satisfy our obligations.

As of September 30, 2002, we had net accumulated operating losses of approximately $245.9 million, cash and cash equivalents of only $1.1 million and negative working capital of approximately $4.8 million. Our current liabilities as of September 30, 2002 included approximately $3.6 million of short-term promissory notes issued to entities affiliated with and/or related to one of our directors, which were subsequently converted into convertible promissory notes pursuant to the stockholder approval we received on October 28, 2002 at our Special Meeting of Stockholders. The aggregate amount of promissory notes and accrued interest converted into a convertible promissory note and warrant on November 12, 2002 was approximately $4.8 million. Since September 30, 2002, we have issued an additional $615,000 in convertible promissory notes to Cheshire Associates, LLC, an affiliate and/or related party of one of our directors and our principal stockholder. The gross cash proceeds of $6.4 million from the private placement of units will be sufficient to fund our planned operations, excluding capital improvements and new clinical trial costs, for approximately four to five months following the closing date of the private placement of units. Because we do not anticipate generating any revenue from our products until at least the first quarter of 2004, if at all, we will continue to have negative cash flow and will need to raise substantial additional capital to fund our operations beyond such time. We may receive up to $29.4 million in gross proceeds upon exercise in full of the Class A and Class B warrants, which we expect will be sufficient to fund our planned operations, excluding capital improvements and new clinical trial costs, for an additional [18 to 20] months. However, there can be no assurance that any of the warrants will be exercised or when such exercise might occur.

Although we anticipate that development of REMUNE® will continue to represent a significant portion of our overall expenditures, costs related to the development of REMUNE® decreased in 2001. We expect our costs related to the development of REMUNE® to either increase in 2003 and 2004 in the event we are able to raise additional capital enabling us to pursue additional research and development projects, or to remain relatively the same if our financing efforts prove unsuccessful. Other anticipated costs relating to the development of REMUNE® will depend on many factors — in particular, a potential decrease in such costs associated with our ability to establish a new collaborative, strategic or marketing partner to replace Pfizer Inc., or Pfizer. See "— Pfizer has Terminated Its Collaboration with Us and We Have Had to Delay or Abandon the Continued Development and Commercialization of REMUNE®," "We May Be Unable to Enter Into Additional Collaborations or Maintain Existing Ones" and "Our Failure to Develop and Commercialize Products Successfully May Cause Us to Cease Operations."

On September 9, 2002, we commenced the implementation of a cost reduction strategy to focus our core competencies on efforts related to the research, development, commercialization and production of REMUNE®. We anticipate that the cost reductions will impact our cash expenditures related to research, administrative and operational costs. In the process of implementing these cost reductions, we will incur one-time expenses related to severance, relocation of certain facilities and consulting payments. Excluding these one-time payments and any expansion of our research or manufacturing efforts, if all of our cost reductions are realized, we expect that these cost reductions will decrease our expenses significantly. However, we intend to increase our production capabilities at our King of Prussia, Pennsylvania, facility and this may necessitate additional cash and capital requirements for these activities. In addition, there can be no assurances that we will be successful in implementing all or any portion of these cost reduction measures or that we will recognize all or any portion of the anticipated savings.

The timing and amount of our future capital requirements will depend on many factors, including:

  •
  the cost of manufacturing scale-up;

  •
  the time and costs involved in obtaining regulatory approvals;

  •
  continued scientific progress in our research and development programs;

  •
  the scope and results of preclinical studies and clinical trials;

  •
  the costs involved in filing, prosecuting and enforcing patent claims;

  •
  competing technological and market developments;

  •
  effective commercialization activities and arrangements;

  •
  the costs of defending against and settling lawsuits; and

  •
  other factors not within our control or known to us.

Our access to capital could be limited if we do not progress in:

  •
  scaling up manufacturing;

  •
  obtaining regulatory approvals;

  •
  our research and development programs; or

  •
  our preclinical and clinical trials.

Such access also could be limited by (i) overall financial market conditions, (ii) applicable National Association of Securities Dealers, or NASD, rules and federal and state securities laws, (iii) the collateralization by a perfected security interest in our intellectual property in respect of the aggregate [$13.7 million] in convertible notes issued in November 2001 and February, May, July and November 2002 to affiliates and/or related parties of Mr. Kevin Kimberlin, one of our directors and our principal stockholder, (iv) our obligations to Transamerica Technology Finance Corporation, successor in interest to Transamerica Business Credit Corporation, or Transamerica, of approximately $1.0 million, (v) the effect of the exercise of certain outstanding options and warrants exercisable into [10,646,346] shares of common stock, (vi) the effect of the conversion of the November 2001 and February, May, July and November 2002 convertible notes into [                    ] shares of common stock, (vii) the issuance of 9,522,071 shares of common stock and 9,522,071 Class A warrants to the selling security holders in our private placement of units, and (viii) the issuance of the placement agent option to Spencer Track Ventures, Inc. which is exercisable for 1,452,419 shares of common stock and 1,452,419 Class A warrants.

In June 2002, we restructured our equipment loans with Transamerica. As a result of the restructuring, we cured our then existing default under those loans and limited the circumstances which could serve as the basis for any future default by us. Pursuant to the agreements signed with Transamerica, we paid to Transamerica $200,000 and are obligated to pay Transamerica the following milestone payments:

    (i) $200,000 when the aggregate net proceeds of any exercises of the Class A warrants equals or is greater than $300,000; and

    (ii) $200,000 when the aggregate net proceeds of any exercises of the Class B warrants equals or is greater than $300,000.

Although these payments would reduce our existing Transamerica debt, we also remain obligated to make our scheduled debt payments of $72,801 per month to Transamerica until the total aggregate amount of the debt and interest has been paid in full. Additionally, we granted to Transamerica a security interest in certain of our assets, including a subordinated interest in our intellectual property.

There can be no assurance, however, that we will not in the future be in default under our equipment loans with Transamerica and that Transamerica would not exercise its right to accelerate our debt and foreclose on some of our office and laboratory equipment and intellectual property. If this were to occur, it could result in a default under certain of our other debt instruments and would have a material adverse effect on us and would result in us having to cease operations and being unable to satisfy our obligations.

You Could Suffer Substantial Dilution of Your Investment as a Result of Proposed Subsequent Financings

Although we have completed the private placement of units, we currently are actively considering raising additional funds. We hope to raise gross proceeds of approximately $10.0 million through a subsequent offering. However, there can be no assurance that a subsequent offering will occur or, if it does occur, that it will occur in the near future or that it will result in raising additional funds. Any subsequent offering may require the creation or issuance of a class or series of stock that by its terms ranks senior to the common stock with respect to rights relating to dividends and/or liquidation. If we are unable to raise funds on terms favorable to our then existing shareholders, your ownership interest and the value of your investment may be significantly diluted.

We do not expect to receive proceeds from product revenues sooner than the first quarter of 2004, if at all. Notwithstanding our current financing efforts, we will continue to have negative cash flow and will need to raise substantial additional capital to fund our operations beyond such time. We may be able to secure financing only on terms substantially less favorable to our current investors and to us, if at all. If we raise funds through equity arrangements, further dilution to stockholders will result. If we are unable to obtain financing before we generate enough revenue from our products to become cash flow break-even, we will be unable to pay our debts and will be forced to cease operations and potentially enter into bankruptcy.

You Could Suffer Substantial Dilution of Your Investment as the Result of Adjustments to the Convertible Notes, Warrants and Other Securities Issued in November 2001, February 2002, May 2002, July 2002 and November 2002

In November 2001, we issued to Kevin Kimberlin Partners LLP, or KKP, a $2.0 million convertible note and a warrant, each of which were initially convertible and exercisable, respectively, for 433,426 shares of common stock. In February 2002, we issued to Oshkim Limited Partnership, or Oshkim, a $2.0 million convertible note and a warrant, each of which were initially convertible and exercisable, respectively, for 429,000 shares of common stock, pursuant to the note purchase agreement. In May 2002, we issued to Oshkim a $4.0 million convertible note and a warrant, each of which were initially convertible and exercisable, respectively, for 2,319,109 shares of common stock. Such notes were issued pursuant to a note purchase agreement, dated November 11, 2001. The numbers of shares, as well as the applicable conversion or exercise price, as the case may be, are subject to weighted average antidilution adjustment in the event that we issue certain securities (including certain securities issued to affiliates and/or related parties of Mr. Kimberlin) below the applicable conversion or exercise price and in certain other events. This would dilute your interest in us.

In June 2002, we issued to Oshkim a $1.0 million convertible note and a warrant, each of which is initially convertible and exercisable, respectively, for 523,451 shares of common stock. Additionally, on July 11, 2002, we issued to The Kimberlin Family 1998 Irrevocable Trust, or the Kimberlin Trust, a $566,638 convertible note and a warrant, each of which is initially convertible and exercisable, respectively, for 354,858 shares of common stock. On July 30, 2002, we issued to the Kimberlin Trust a $637,189 convertible note and a warrant, each of which is initially convertible and exercisable, respectively, for 430,068 shares of common stock. Each of the notes and warrants was subsequently contributed by the initial holder to Cheshire Associates LLC, or Cheshire Associates. On November 12, 2002, we issued to Cheshire Associates a $4,847,607.84 convertible note and a warrant, each of which is initially convertible and exercisable, respectively, for 4,243,354 shares of common stock. On November 15, 2002, we issued to Cheshire Associates a $200,000 convertible note and a warrant, each of which is initially convertible and exercisable, respectively, for 174,581 shares of common stock. On November 20, 2002, we issued to Cheshire Associates a $200,000 convertible note and a warrant, each of which is initially convertible and exercisable, respectively, for 184,638 shares of common stock. On November 27, 2002, we issued to Cheshire Associates a $215,000 convertible note and a warrant, each of which is initially convertible and exercisable, respectively, for 264,518 shares of common stock.

In conjunction with our private placement of units, $2.0 million of principal and interest on the June and July notes and related warrants have been converted by Cheshire Associates into 20 units. The convertible note and warrant issued to the Kimberlin Trust on July 30, 2002 and contributed to Cheshire has been reduced to [$278,320] as a result of the $2.0 million conversion and this remaining balance will continue to accrue interest from and after December 10, 2002 until the date of repayment or conversion. Following the close of the unit offering, the number of shares and applicable conversion and exercise price of the convertible notes and warrants issued to Oshkim, KKP, the Kimberlin Trust and Cheshire, respectively, were adjusted pursuant to their weighted average anti-dilution provisions for the unit offering as well as for the conversion of the equity underlying the converted notes. Consequently, the number of shares of common stock issuable upon conversion of the outstanding convertible notes has decreased to 9,474,460 and the number of shares of common stock issuable upon the exercise of the respective warrants has been decreased to 11,518,343 shares. Such number of shares, as well as the applicable conversion or exercise price, as the case may be, are subject to adjustment in the event that we issue certain securities (including certain securities issued to affiliates or related parties of Mr. Kimberlin) below the applicable conversion or exercise price and in certain other events. This also may dilute your interest in us.

On June 26, 2002, we entered into an agreement with Trinity Medical Group USA, Inc. and its affiliate, Trinity Medical Group, Co. Ltd., a Thailand company, collectively Trinity, to amend certain of our existing agreements with Trinity. In consideration for entering into these amendments, Trinity has received 1.0 million shares of our common stock and also will receive as additional consideration, 250,000 shares of our common stock (750,000 shares in the aggregate) as of the date of the satisfaction by Trinity of each of the following obligations: (i) the purchase by Trinity from us of an aggregate of 300,000 doses of REMUNE®, (ii) the purchase by Trinity from us of an aggregate of 600,000 doses of REMUNE® and (iii) the purchase by Trinity from us of an aggregate of 1.0 million doses of REMUNE®. Under the current agreement, Trinity also is obligated to purchase 500,000 shares of common stock at a purchase price of $10 per share on the date that is 30 days after the date on which Trinity receives the required marketing approval from the Food and Drug Administration of the Ministry of the Public Health of Thailand. The issuance by us to Trinity of these 2,250,000 shares of common stock, and the granting by us to Trinity of certain registration rights relating to such shares, will dilute your interest in us. On August 13, 2002, we informed Trinity that it was our intent to register 500,000 restricted shares of common stock, held in the name of Trinity, through the filing of the registration statement of which this prospectus forms a part. We are contemplating a renegotiation of our Licence and Collaboration Agreement with Trinity. However, we have not yet entered into any significant discussions with Trinity regarding such renegotiation.

We may in the future issue additional convertible notes, warrants or other securities. We are anticipating a subsequent offering which we plan to commence in the near future if the Class A warrants are not exercised. The number of underlying shares of common stock and the terms of the securities are not determinable at this time, but would dilute your interest in us.

You Could Suffer Substantial Dilution of Your Investment if Certain Warrants and Options to Purchase Common Stock are Exercised or Our Convertible Notes are Converted into Common Stock

As of [December 10], 2002, we had reserved [520,579] shares of our common stock for potential issuance upon the exercise of stock options or purchases under the employee stock purchase plan. Issuance of any of these additional shares could substantially dilute your interest in us. Furthermore, we have warrants outstanding which, if exercised, will purchase approximately [4,502,412] shares of our common stock and [9,609,000] shares which are issuable upon conversion of our outstanding convertible notes. In addition, we may issue up to 750,000 shares of our common stock to Trinity pursuant to our License and Collaboration Agreement. See also "— You Could Suffer Substantial Dilution of Your Investment as the Result of Adjustments to the Convertible Notes, Warrants and Other Securities Issued in November 2001, February 2002, May 2002, June 2002, July 2002 and November 2002 or if We Issue Additional Securities in the Future."

Our History of Operating Losses and Our Expectation of Significant Continuing Losses May Hurt Our Ability to Continue Operations and as a Going Concern

As of September 30, 2002, we had a consolidated accumulated deficit of $245.9 million. We have not generated revenues from the commercialization of any product. We expect to continue to incur substantial net operating losses over the next several years, which would imperil our ability to continue operations. We may not be able to generate sufficient product revenue to become profitable on a sustained basis, or at all, and do not expect to generate product revenue before the first quarter of 2004, if at all. We have operating and liquidity concerns due to our significant net losses and negative cash flows from operations. As a result of these and other factors, our previous independent auditors, Arthur Andersen LLP, indicated that there is substantial doubt about our ability to continue as a going concern.

Our Stock May Become Delisted and Subject to Penny Stock Rules, Which May Make it More Difficult for You to Sell Your Shares

On March 12, 2002, our common stock commenced trading below $1.00 per share on The Nasdaq National Market. The National Association of Securities Dealers Automated Quotation System, or Nasdaq, listing rules provide that if the closing bid price of a company's stock is below $1.00 for more than 30 consecutive trading days, the company faces possible delisting from Nasdaq. Additionally, Nasdaq listing rules require that a company's stockholder equity be at least $4.0 million, and after October 2002, be at least $10.0 million. Due to our common stock trading below $1.00 per share for more than 30 consecutive days, as of April 23, 2002, we received notification from Nasdaq that our common stock would be delisted from The Nasdaq National Market if we could not demonstrate compliance with the NASD rule by July 24, 2002.

On September 4, 2002, the NASD approved our application to transfer our common stock to The Nasdaq SmallCap Market and consequently extended, until October 22, 2002, the period for us to comply with the minimum $1.00 bid per share requirement. Our common stock was moved to The Nasdaq SmallCap Market, effective September 9, 2002. On September 29, 2002, we submitted to Nasdaq a request to grant us an additional 180 calendar-day grace period to demonstrate compliance with Nasdaq continued listing requirements. On October 24, 2002, Nasdaq granted us the 180 day extension or until April 21, 2003. Subsequently, Nasdaq has informed us that we now meet the listing requirements. See "— We Recently Implemented a 1-for-4 Reverse Stock Split. The Effect of a Reverse Split on the Trading Price of Our Common Stock is Unpredictable."

The transfer of our common stock to The Nasdaq SmallCap Market may adversely affect the liquidity and trading volume of our common stock and reduce the number of market makers willing to trade in our common stock, making it more likely that wider fluctuations in the quoted price of our common stock will occur. As a result, there is a risk that holders of our common stock will not be able to obtain accurate price quotes or be able to correctly assess the market price of our common stock. Increases in volatility also could make it more difficult to pledge shares of our common stock as collateral, if holders sought to do so, because a lender also might be unable to accurately value our common stock.

If we are delisted from the Nasdaq for any reason, our common stock will be considered a penny stock under regulations of the SEC and therefore would be subject to rules that impose additional sales practice requirements on broker-dealers who buy and sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and warrants and your ability to sell our securities in the secondary market. We cannot assure you that we will be able to maintain our listing on the Nasdaq. This also would limit our ability to raise additional financing.

We Recently Implemented a 1-for-4 Reverse Stock Split. The Effect of a Reverse Split on the Trading Price of Our Common Stock is Unpredictable

At our Annual Meeting of Stockholders held on June 17, 2002, our stockholders granted to our Board of Directors the discretion to effect a 1-for-4 reverse stock split. On October 9, 2002, we announced that our Board of Directors had formally declared a 1-for-4 reverse stock split of issued and outstanding shares of our common stock effective as of the open of trading on October 9, 2002. Although the theoretical effect of a reverse stock split is to increase the per share price of common stock, the actual price effect of a reverse stock split is difficult to predict. There is historical evidence and academic research relating to reverse stock splits which indicates that shares of listed companies do not perform well subsequent to a reverse stock split. It is possible that the post-split trading price of our stock could fall below the level one would expect based on the proportional effect of the split alone. As of December 10, 2002, the price of our common stock has decreased approximately 3% from the reverse stock split adjusted closing price on October 8, 2002.

An Existing Stockholder Directly Owns Approximately [14.1%] of Our Common Stock and has the Rights to Acquire an Additional [26,266,056] Shares, of Our Common Stock Which Could Result in Ownership of up to Approximately [63.3%] of Our Outstanding Shares and Could Allow him to Influence Stockholder Votes

Kevin Kimberlin, a member of our Board of Directors, and his affiliates and/or related parties currently own of record approximately [14.1] of our outstanding shares of common stock and have the right to acquire through the conversion of notes and exercise of warrants beneficially owned by them [26,266,056] additional shares. If the notes and warrants were to be converted and exercised, Mr. Kimberlin and his affiliates and/or related parties would own approximately [63.3] of our outstanding shares of common stock on a post-conversion/exercised basis. As a result of his ownership of our common stock and the ability to acquire additional shares, Mr. Kimberlin and his affiliates and/or related persons could have the ability to control substantially all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. If your interests as a stockholder are different from his interests, you may not agree with his decisions and you might be adversely affected thereby.

Mr. Kimberlin, in addition to being one of our directors and our principal stockholder, is the controlling stockholder of Spencer Trask & Co., which in turn is the parent company of Spencer Trask Ventures, Inc., which acted as exclusive placement agent for the private placement of units.

The Warrant Terms Were Arbitrarily Determined

The exercise and redemption prices and other terms of the Class A and Class B warrants sold as part of our private offering completed on December 10, 2002, were determined by negotiations between the company and our placement agent and do not necessarily bear any relationship to our assets, book value, revenues or financial condition, or to any other recognized criterion of value. Such prices and other terms of the warrants should not be construed to indicate or predict future trading prices of our warrants or common stock in the public markets.

Limits on Ability to Exercise the Warrants; Adverse Effects May Result from the Possible Redemption of the Warrants

Purchasers of the warrants will be able to exercise the warrants only if a current prospectus relating to the securities underlying the warrants is then in effect under the Securities Act and the warrants are qualified for sale or exempt from qualification under the applicable securities or "blue sky" laws of the states in which the various holders of the warrants then reside. Although we have agreed to make certain efforts to maintain the effectiveness of a current prospectus covering the securities underlying the warrants, there can be no assurance that we will be able to do so. The value of the warrants may be greatly reduced if a current prospectus covering the securities to be issued upon the exercise of the warrants is not kept effective under the Securities Act or if such securities are not qualified or exempt from qualification in the states in which the holders of the warrants then reside.

Subsequent purchasers of the Class A and Class B warrants may not exercise the warrants until the registration statement on Form S-1 is declared effective by the SEC. We cannot assure you when or if the SEC will declare the Form S-1 effective and, if it is not, the warrants may never be exercisable.

In addition, the warrants are subject to redemption by us, at a price of $0.01 per warrant, following the effectiveness of the Form S-1 and upon at least 30 days prior written notice to the holders of the warrants if the average of the closing bid prices of common stock for any 10 consecutive trading days ending within 30 days prior to the date of the notice of redemption is greater than or equal to $2.49, in the case of the redemption of the Class A warrants, and $3.32, in the case of the redemption of the Class B warrants. If the warrants are redeemed, holders of warrants will lose their right to exercise the warrants, except during such 30-day notice of redemption period. Upon the receipt of a notice of redemption of the warrants, the holders would be required to: exercise the warrants and pay the exercise price at a time when it may be disadvantageous or difficult for them to do so; sell the warrants at the then market price when they might otherwise wish to hold the warrants; or accept the redemption price, which is equal to $0.01 per warrant.

Legal Proceedings Could Require Us to Spend Substantial Amounts of Money and Impair Our Operations

Since July 2001, several complaints have been filed in the United States District Court for the Southern District of California seeking an unspecified amount of damages on behalf of an alleged class of persons, who purchased shares of our common stock at various times between May 17, 1999 and July 6, 2001. The various complaints name us, one of our directors, one of our officers, Agouron Pharmaceuticals, Inc., or Agouron, and one of its officers, as defendants. The complaints allege that we, Agouron and/or such officers violated federal securities laws by misrepresenting and failing to disclose certain information about the results of clinical trials of REMUNE®. The complaints have been consolidated into a single action under the name In re Immune Response Securities Litigation by order of the Court. We have not yet formally responded to the complaints. Although we intend to vigorously defend the actions, we can not now predict or determine the outcome or resolution of these proceedings, or to estimate the amounts of, or potential range of, loss with respect to these proceedings. In addition, the timing of the final resolution of these proceedings is uncertain. The range of possible resolutions of these proceedings could include judgments against us or our officers or settlements that could require substantial payments by us, which could have a material adverse impact on our financial position, results of operations and cash flows. These proceedings also might require substantial attention of our management team and therefore divert their time and attention from our business and operations.

The Annual Use of Our Net Operating Losses Will Be Limited As a Result in a Change of Our Ownership

While the issue is not free from doubt, the issuance of notes and warrants in November 2001, February 2002, May 2002, July 2002 and November 2002 would not result in a change of ownership of us as defined by Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. The issuance of shares of common stock upon the respective conversion and exercise of such notes and warrants would, however, almost certainly cause a change in our ownership at the time of such issuance. Pursuant to Sections 382 and 383 of the Code, the annual use of our net operating losses, or NOLs would be limited if there is a cumulative change of ownership (as that term is defined in Section 382(g)of the Code) of greater than 50% in the past three years. If a Section 382 ownership change occurs, there would be a substantial limitation on our ability to utilize our NOLs to offset future taxable income. As reported in our Form 10-K for the year ended December 31, 2001, we had approximately $192.9 million of NOL carryforwards at such time. We cannot assure you, however, that we will generate taxable income in the future against which the NOLs could be applied.

Pfizer has Terminated Its Collaboration with Us and We Have Had To Delay or Abandon the Continued Development and Commercialization of REMUNE®

We received in July, 2001, a letter from Pfizer which indicated that Pfizer had elected to immediately terminate, in their entirety, all of its rights and obligations under our agreement with them. Our agreement with Pfizer permitted this termination and the letter we received from Pfizer provided no explanation as to why Pfizer had elected to exercise its termination right. In addition, no explanation has been provided to us by Pfizer at any time after the July, 2001 termination letter. Although we retained all rights relating to REMUNE® upon Pfizer's termination, we lost a significant source of funding. Following the termination of our agreement with Pfizer, we decided not to proceed with one of our clinical trials of REMUNE® developed by Agouron (subsequently acquired by Pfizer). The termination of this agreement has had, and may continue to have, a material adverse effect on our stock price and, consequently, our ability to successfully raise additional capital has been adversely affected.

We May Be Unable to Enter Into Additional Collaborations or Maintain Existing Ones

We are seeking additional collaborative arrangements to develop and commercialize our products. We may not be able to negotiate collaborative arrangements on favorable terms, or at all, in the future and our current or future collaborative arrangements may not be successful or continue. We also are contemplating a renegotiation of our License and Collaboration Agreement with Trinity. However, we have not yet entered into any significant discussions with Trinity regarding such renegotiation.

Cheshire Associates (an affiliate and/or related person of Mr. Kimberlin) has a perfected security interest in our intellectual property as collateral for the November 2001, February 2002, May 2002, July 2002 and November 2002 convertible notes. Pursuant to an agreement with Cheshire Associates, we must comply with certain covenants with respect to our intellectual property. Additionally, Transamerica has a subordinated security interest in our intellectual property. The security interests and covenants could impair our ability to enter into collaborative and licensing arrangements. Without funding arrangements, we would have to abandon some of our products under development.

Our Failure to Develop and Commercialize Products Successfully May Cause Us to Cease Operations

We have not completed the development of any product. Our failure to develop and commercialize products successfully may cause us to cease operations. Our potential therapies under development will require significant additional research and development efforts and regulatory approvals prior to potential commercialization.

The discontinuation in May 1999 of a previous Phase III trial of REMUNE® due to an inability to meet certain primary clinical endpoints has had a material adverse effect on us. The most recent pivotal trial of REMUNE® conducted by our former collaborative partner, Pfizer, was discontinued by us. We cannot assure you that any future trials of REMUNE® will be conducted. Furthermore, we cannot guarantee that we, or our corporate collaborators, if any, will ever obtain any regulatory approvals of REMUNE®. We currently are focusing our core competencies on REMUNE® although there can be no assurance that we will be successful in doing so.

Our other therapies and technologies are at earlier stages of development than REMUNE® and may not be shown to be safe or effective and may never receive regulatory approval. Some of our technologies have not yet been tested in humans. Regulatory authorities may not permit human testing of potential products based on these technologies. Even if human testing is permitted, the products based on these technologies may not be successfully developed or shown to be safe and effective.

The results of our preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to develop any products. Delays in planned patient enrollment in our clinical trials may result in increased costs, program delays or both. None of our potential products may prove to be safe and effective in clinical trials. Approval of the Food and Drug Administration, the FDA, or other regulatory approvals, including export license permissions, may not be obtained and even if successfully developed and approved, our products may not achieve market acceptance. Any products resulting from our programs may not be successfully developed or commercially available for a number of years, if at all.

Moreover, unacceptable toxicity or side effects could occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. Although preliminary research and clinical evidence has shown REMUNE® to be safe, the appearance of any unacceptable toxicity or side effects could interrupt, limit, delay or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market.

Our Patents and Proprietary Technology May Not Be Enforceable and the Patents and Proprietary Technology of Others May Prevent Us from Commercializing Products

We have a portfolio of 173 patents worldwide. Although we believe these patents to be protected and enforceable, the failure to obtain meaningful patent protection for our potential products and processes would greatly diminish the value of our potential products and processes.

Cheshire Associates, an affiliate of Mr. Kimberlin, has a perfected security interest in our intellectual property as collateral for the November 2001, February 2002, May 2002, June 2002, July 2002 and November 2002 convertible notes. Furthermore, Transamerica has a perfected subordinated security interest in substantially all of our intellectual property as collateral for our equipment loans with Transamerica.

In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents, which contain claims applicable to our products. Patents we are not aware of may adversely affect our ability to develop and commercialize products. Also, our patents related to HIV therapy have expiration dates that range from 2010 to 2015 and our patents related to autoimmune diseases have expiration dates that range from 2010 to 2018. The limited duration of our patents could diminish the value of our potential products and processes.

The patent positions of biotechnology and pharmaceutical companies are often highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. We also rely upon non-patented trade secrets and know how, and others may independently develop substantially equivalent trade secrets or know how. We also rely on protecting our proprietary technology in part through confidentiality agreements with our current and former corporate collaborators, employees, consultants and certain contractors. These agreements may be breached, and we may not have adequate remedies for any such breaches. In addition, our trade secrets may otherwise become known or independently discovered by our competitors. Litigation may be necessary to defend against claims of infringement, to enforce our patents or to protect trade secrets. Litigation could result in substantial costs and diversion of management efforts regardless of the results of the litigation. An adverse result in litigation could subject us to significant liabilities to third parties, require disputed rights to be licensed or require us to cease using certain technologies.

Our products and processes may infringe, or be found to infringe, on patents not owned or controlled by us. If relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in the patents, or would be required to obtain licenses or redesign our products or processes to avoid infringement.

The Lengthy Product Approval Process and Uncertainty of Government Regulatory Requirements May Delay or Prevent Us From Commercializing Products

Clinical testing, manufacture, promotion, export and sale of our products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding state and foreign regulatory agencies, including those in Thailand. This regulation may delay or prevent us from commercializing products. Non-compliance with applicable requirements can result in, among other things, fines, injunctions, seizure or recall of products, total or partial suspension of product manufacturing and marketing, failure of the government to grant premarket approval, withdrawal of marketing approvals and criminal prosecution.

The regulatory process for new therapeutic drug products, including the required preclinical studies and clinical testing, is lengthy and expensive. We may not receive necessary FDA clearances for any of our potential products in a timely manner, or at all. The length of the clinical trial process and the number of patients the FDA will require to be enrolled in the clinical trials in order to establish the safety and efficacy of our products is uncertain.

Even if additional clinical trials of REMUNE® are initiated and successfully completed, the FDA may not approve REMUNE® for commercial sale. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals. Regulatory requirements are evolving and uncertain. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of our products. We may not be able to obtain the necessary approvals for clinical trials, manufacturing or marketing of any of our products under development. Even if commercial regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed.

In addition, a marketed product is subject to continual FDA review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions.

Among the other requirements for regulatory approval is the requirement that prospective manufacturers conform to the FDA's Good Manufacturing Practices, or GMP, requirements. In complying with the FDA's GMP requirements, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to assure that products meet applicable specifications and other requirements. Failure to comply and maintain compliance with the FDA's GMP requirements subjects manufacturers to possible FDA regulatory action and as a result, may have a material adverse effect on us. We, or our contract manufacturers, if any, may not be able to maintain compliance with the FDA's GMP requirements on a continuing basis. Failure to maintain compliance could have a material adverse effect on us.

The FDA has not designated expanded access protocols for REMUNE® as "treatment" protocols. The FDA may not determine that REMUNE® meets all of the FDA's criteria for use of an investigational drug for treatment use. Even if REMUNE® is allowed for treatment use, third party payers may not provide reimbursement for the costs of treatment with REMUNE®. The FDA also may not consider REMUNE® or any other of our products under development to be appropriate candidates for accelerated approval, expedited review or fast track designation.

Marketing any drug products outside of the United States will subject us to numerous and varying foreign regulatory requirements governing the design and conduct of human clinical trials and marketing approval. Additionally, our ability to export drug candidates outside the United States on a commercial basis is subject to the receipt of export permission, which may not be available on a timely basis, if at all. Approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Foreign regulatory approval processes include all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country, including those in Thailand.

Specifically, in order for us to export REMUNE® to Thailand for clinical use in that country, we need to meet a number of regulatory requirements. One of those requirements is that we must ensure that we can manufacture REMUNE® at our United States manufacturing facility in a manner that is in "substantial compliance" with current United States GMP requirements. We must provide the FDA with "credible scientific evidence" that REMUNE® would be safe and effective under the conditions of proposed use in Thailand. Furthermore, the Food and Drug Administration of the Ministry of Public Health of Thailand must (i) formally request the FDA to approve export of REMUNE® to Thailand, (ii) certify to the FDA that it is aware that REMUNE® is not approved in the United States or in any of several other countries with comprehensive drug review and approval systems and (iii) concur that the scientific evidence presented to the FDA is "credible scientific evidence that REMUNE® will be reasonably safe and effective" for use in Thailand. There can be no assurance, however, that we will successfully meet any or all of these requirements for the export of REMUNE®, and if we are unable to successfully meet all regulatory requirements, we will not be permitted by the FDA to export REMUNE® to Thailand for clinical use, even if the Thai government were to approve REMUNE® for such use. There can be no assurance that Trinity will be successful in its capacity or efforts to obtain regulatory approval from the Food and Drug Administration of the Ministry of Public Health of Thailand.

Technological Change and Competition May Render Our Potential Products Obsolete

The pharmaceutical and biotechnology industries continue to undergo rapid change, and competition is intense and is expected to increase. Competitors may succeed in developing technologies and products that are more effective or affordable than any that we are developing or that would render our technology and products obsolete or noncompetitive. Many of our competitors have substantially greater experience, financial and technical resources and production, marketing and development capabilities than us. Accordingly, some of our competitors may succeed in obtaining regulatory approval for products more rapidly or effectively than us, or technologies and products that are more effective and affordable than any that we are developing.

Our Lack of Commercial Manufacturing and Marketing Experience May Prevent Us from Successfully Commercializing Products

We have not manufactured any of our products in commercial quantities. We may not successfully make the transition from manufacturing clinical trial quantities to commercial production quantities or be able to arrange for contract manufacturing and this could prevent us from commercializing products or limit our profitability from our products. Even if REMUNE® is successfully developed and receives FDA approval, we have not demonstrated the capability to manufacture REMUNE® in commercial quantities. Except for REMUNE®, we have not demonstrated the ability to manufacture in large-scale clinical quantities any of our treatments. We rely on a third party for the final inactivation step of the REMUNE® manufacturing process. If the existing manufacturing operations prove inadequate, there can be no assurance that any arrangement with a third party can be established on a timely basis or that we can establish other manufacturing capacity on a timely basis.

We have no experience in the sales, marketing and distribution of pharmaceutical or biotechnology products. Thus, our products may not be successfully commercialized even if they are developed and approved for commercialization.

The manufacturing process of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by us and by the FDA. Moreover, our products can be manufactured only in a facility that has undergone a satisfactory inspection and certification by the

FDA. For these reasons, we would not be able to quickly replace our manufacturing capacity if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with the GMP requirements, and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would prevent us from successfully commercializing our products.

We may enter into arrangements with contract manufacturing companies to expand our own production capacity in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services, we may encounter costs, delays and/or other difficulties in producing, packaging and distributing our clinical trials and finished product. Further, contract manufacturers must also operate in compliance with the GMP requirements; failure to do so could result in, among other things, the disruption of our product supplies. Our potential dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

Our Other Therapies and Technologies Are at Earlier Stages of Development, Thus We are Dependent Upon the Success of REMUNE®

Our other therapies and technologies are at earlier stages of development than REMUNE® and may not be shown to be safe or effective. They might never be fully developed and if they are they might never receive regulatory approval. Thus, we are dependent upon the success of REMUNE®. We currently are focusing our core competencies on REMUNE® although there can be no assurance that we will be successful in doing so. Some of our technologies have not yet been tested on humans. Human testing of potential products based on these technologies may not be permitted by regulatory authorities. Even if human testing is permitted, the products based on these technologies may not be successfully developed or be shown to be safe and effective.

Adverse Determinations Concerning Product Pricing, Reimbursement and Related Matters Could Prevent Us from Successfully Commercializing Products

Our ability to earn sufficient revenue on our products will depend in part on the extent to which reimbursement for the costs of the products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations and other organizations. Failure to obtain appropriate reimbursement may prevent us from successfully commercializing products. Third party payers are increasingly challenging the prices of medical products and services. If purchasers or users of our products are not able to obtain adequate reimbursement for the cost of using the products, they may forego or reduce their use. Significant uncertainty exists as to the reimbursement status of newly approved health care products and whether adequate third party coverage will be available.

Product Liability Exposure May Expose Us to Significant Liability

We face an inherent business risk of exposure to product liability and other claims and lawsuits in the event that the development or use of our technology or prospective products is alleged to have resulted in adverse effects. We may not be able to avoid significant liability exposure. We may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could hurt our financial performance. Even if we avoid liability exposure, significant costs could be incurred that could hurt our financial performance.

Dr. Carlo has Resigned as Our Chief Executive Officer and We May be Unable to Find an Adequate Replacement

Dennis J. Carlo, Ph.D., recently resigned as our Chief Executive Officer, President and Chief Scientific Officer. We currently are undertaking a search for a new Chief Executive Officer. There can be no assurance that an experienced Chief Executive Officer will be found to adequately manage our operations. If we are unable to find a Chief Executive Officer, we may not be able to achieve our objectives and our business, financial condition, operating results and future prospects could be materially and adversely affected.

If We Lose Our Key Personnel or Are Unable to Attract and Retain Additional Personnel, We May be Unable to Successfully Develop Our Technology

On May 21, 2002, we announced that Howard Sampson stepped down as Vice President, Finance, Chief Financial Officer, Secretary and Treasurer of the company. Subsequently, on June 21, 2002, we announced the appointment of Michael L. Jeub as Vice President of Finance and Chief Financial Officer. There can be no assurances that we will not lose additional members of our executive management team or, if so, whether we would be able to hire adequate replacements for any such individuals.

In addition, recruiting and retaining qualified scientific personnel to assist in scaling up our manufacturing facilities and perform future research and development work will be critical to our success. It has been particularly difficult for us to retain personnel in light of the performance of our common stock and the incurrence of substantial net operating losses. We do not have sufficient personnel to fully execute our business plan, and there is currently a shortage of skilled executives and scientists, which is likely to continue. As a result, competition for experienced executives and scientists from numerous companies and academic and other research institutions may limit our ability to hire or retain a new Chief Executive Officer and other personnel on acceptable terms. If we fail to attract and retain sufficient personnel, we may not be able to develop or implement our technology.

Hazardous Materials and Environmental Matters Could Expose Us to Significant Costs

We may be required to incur significant costs to comply with current or future environmental laws and regulations. Although we do not currently manufacture commercial quantities of our product candidates, we produce limited quantities of these products for our clinical trials. Our research and development and manufacturing processes involve the controlled storage, use and disposal of hazardous materials, biological hazardous materials and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and some waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of an incident, we could be held liable for any damages that result, and any liability could exceed our resources. Current or future environmental laws or regulations may materially and adversely affect our operations, business or assets.

Volatility Of Our Stock Price and Absence Of Dividends May Hurt Securityholders

The market price of our common stock has been and is likely to continue to be highly volatile. Factors such as the following could have a significant adverse impact on the market price of our common stock:

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  our ability to obtain additional financing and, if available, the terms and conditions of the financing;

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  our financial position and results of operations;

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  the results of preclinical studies and clinical trials by us, our collaborators or our competitors;

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  concern as to, or other evidence of, the safety or efficacy of our products or our competitors' products;

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  announcements of technological innovations or new products by us or our competitors;

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  U.S. and foreign governmental regulatory actions;

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  actual or anticipated changes in drug reimbursement policies;

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  developments with our collaborators;

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  developments concerning patent or other proprietary rights of ours or our competitors (including litigation);

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  status of litigation;

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  period-to-period fluctuations in our operating results;

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  changes in estimates of our performance by any securities analysts;

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  new regulatory requirements and changes in the existing regulatory environment;

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  market conditions for biopharmaceutical stocks in general; and

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  other factors not within our control.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

Changes to Financial Accounting Standards May Affect Our Reported Results of Operations

We prepare our financial statements to conform with U.S. generally accepted accounting principles, or GAAP. GAAP are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before a change is announced. Accounting policies affecting many other aspects of our business, including rules relating to purchase and pooling-of-interests accounting for business combinations, employee stock option grants and revenue recognition have recently been revised or are under review. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. In addition, our preparation of financial statements in accordance with GAAP requires that we make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding those estimates could result in a change to our estimates and could impact our future operating results.

Our Certificate of Incorporation and Bylaws Include Provisions that Could Make Attempts by Stockholders to Change Management More Difficult

The approval of 66 2/3 percent of our voting stock is required to approve certain transactions and to take certain stockholder actions, including the calling of special meetings of stockholders and the amendment of any of the anti-takeover provisions, such as those providing for a classified board of directors, contained in our certificate of incorporation. Further, pursuant to the terms of our stockholder rights plan, we have distributed a dividend of one right for each outstanding share of common stock. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts. The substantial aggregate equity positions of Mr. Kimberlin and his affiliates and/or related parties would make such hostile takeover attempts very unlikely. The practical effect of these provisions is to require a party seeking control of us to negotiate with our Board of Directors, which could delay or prevent a change in control. These provisions could limit the price that investors might be willing to pay in the future for our securities and make attempts by stockholders to change management more difficult.

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control.

There May Be Risks Related to Our Previous Use of Arthur Andersen LLP as Our Independent Auditors

On March 14, 2002, Arthur Andersen LLP, our independent public auditor, was indicted on federal obstruction of justice charges arising from the federal government's investigation of Enron Corp. On June 15, 2002, Arthur Andersen was convicted of these charges. Although we have engaged BDO Seidman, LLP, effective as of August 5, 2002, to replace Arthur Andersen as our independent public auditors, there are certain risks related to our consolidated financial statements for the fiscal years ended December 31, 2001, 2000 and 1999, which were audited by Arthur Andersen. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen as long as a reasonable effort is made to have Arthur Andersen reissue its reports and to obtain a manually signed accountant's report from Arthur Andersen. Former representatives of Arthur Andersen have notified us that Arthur Andersen is no longer able to reissue its reports because the firm is no longer in existence.

Our current independent auditor, BDO Seidman, LLP, has informed us that it has discovered an error in the financial statements included in our Annual Report on Form 10-K, as amended by Amendment No. 1 to Form 10-K, for the fiscal year ended December 31, 2001. As a result of this error, BDO Seidman, LLP currently is re-auditing our financial statements and we will restate certain financial information contained in the Form 10-K for the fiscal year ended 2001. BDO is also re-performing a review of our Quarterly Report on Form 10-Q for the Quarterly period ended March 31, 2002 and we will restate certain financial information contained in the Quarterly Report. Certain amounts were incorrectly characterized as equity rather than debt.

Certain investors, including significant funds and institutional investors, may choose not to hold or invest in securities of a company that does not have current financial reports available. Our access to the capital markets and our ability to make timely filings with the SEC could be impaired if the SEC ceases accepting financial statements from a prior period audited by Arthur Andersen for which Arthur Andersen will not reissue an audit report. In that case, we would not be able to access the public capital markets unless another independent accounting firm is able to audit the financial statements originally audited by Arthur Andersen. Any delay or inability to access the public capital markets caused by these circumstances would be disruptive and adversely affect the price and liquidity of our securities and would have a material adverse effect on our business and financial condition.

OUR BUSINESS

GENERAL

We are a biopharmaceutical company co-founded by Dr. Jonas Salk, a pioneer vaccinologist who discovered the first effective polio vaccine. We were created primarily to pursue Dr. Salk's concept of developing a therapeutic vaccine for the treatment of human immunodeficiency virus ("HIV") infection. We have developed REMUNE®, an immune-based therapy to induce specific immune responses for the treatment of HIV. Our lead product, REMUNE®, designed to treat individuals already infected by HIV, is intended to induce an HIV-specific immune response in order to boost the body's natural defense mechanisms and control the amount of HIV in the blood. Over the course of 18 clinical studies, REMUNE® has been administered to over 3,000 people and has been shown to be safe. In addition, the data from these studies suggest that REMUNE® may be effective in promoting the immune system's own ability to defend against HIV and reducing the amount of HIV in the blood when used alone or in conjunction with antiviral drugs.

We currently are focusing our core competencies on REMUNE® our most clinically advanced product. On September 9, 2002, we announced a restructuring program and management changes aimed at reducing costs and continuing our efforts to develop and commercialize REMUNE®. As part of our dedication of efforts on REMUNE®, we terminated 28 of the 42 employees then located at our headquarters in Carlsbad, California, affecting substantially all non-management employees who were not working specifically on REMUNE®. We also have added five employees to our current staff of 36 at our REMUNE® production facilities in King of Prussia, Pennsylvania.

CLINICAL TRIALS

On August 15, 2002, we announced the results from an ongoing study by the Canadian HIV Trials Network (CTN-140) which examined the effects of stopping HAART (Highly Active Antiretroviral Therapy) in adults with chronic HIV infection. The results suggested for the first time in a clinical trial that REMUNE® might give relief for HIV-infected patients from the adverse side effects of antiretroviral therapies. This may be significant because a growing number of studies indicate that HIV-infected patients are developing greater resistance and significant adverse side effects to currently available antiretroviral drugs. According to Dr. Emil Toma, principal investigator of the trial and a professor at University of Montreal and active staff at Hotel-Dieu du Centre Hospitalier de l'Universite de Montreal, the results from this study suggest that treatment strategies using REMUNE® might give their systems the break from drug therapies they need to recover.

The study, conducted over 116 weeks and still ongoing, involved ten adults with a median age of 41 and ranging from 36 to 51 years of age. All have chronic HIV infection and used HAART for a median of 2.7 years, with HIV RNA levels (VL) below detection limit (<50 HIV-1 RNA copies/ml) for a median of two years and median CD4+ T cell count of 385/ml prior to antiretroviral treatment interruption. After HAART intensification with ddI, GM-CSF, hydroxyurea, and initiation of therapeutic vaccination with REMUNE®, patients stopped antiretrovirals, but continued to receive REMUNE® every three months. To date, each participant in the study has received nine doses of REMUNE®. Evaluations taken during the study include: clinical, virologic (viral load, HIV genotype, sensitive cultures), immunologic (lymphocyte phenotyping, serum cytokines/chemokines, Interferon-alpha (IFN-alpha) Elispot, intracellular cytokine staining for IFN-alpha secretion from CD4+ and CD8+ T cells, lymphoproliferative responses, thymus CT-Scans), health-related quality-of-life and nutrition.

The REMUNE® study conducted in Spain (STIR-2102) was a three-year, double-blind, adjuvant-controlled Phase II clinical trial. The study involved 243 HIV-infected patients and was completed in May, 2001. This trial combined REMUNE® with antiviral drug therapy and was designed to assess the effect of REMUNE® on virologic failure.

In May 2001, the data safety monitoring board (DSMB) for this trial, an independent panel of experts designed to evaluate immunologic and virologic endpoints, met and concluded that the trial did not meet its primary endpoint. The primary endpoint analysis revealed no significant difference between the control group and the REMUNE® group. The DSMB noted at that time, however, that the study included a subgroup analysis which seemed to indicate that REMUNE® may have had a positive effect on viral load in patients who are more immunocompetent. The DSMB recommended further studies with REMUNE® in such patients.

In August 2001, the DSMB reconvened to review the final analysis of the trial as defined by the statistical plan of the trial protocol. The DSMB advised that the analysis first reported by the DSMB was insufficient, as it included only the treatment time, but not the complete follow up time of all patients, and did not include the intent-to-treat analysis. In addition, the DSMB, among other things, reviewed the reports of three outside statisticians engaged by us with the DSMB's concurrence, to independently review the data and noted that these statisticians concurred that the most appropriate primary analysis was the Cox regression model stratified by baseline viral load in an intent-to-treat analysis.

After reviewing the data provided by the trial protocol and the reports and views of the protocol statistician and the three outside statisticians, the DSMB expressed its view that, using the intent-to-treat analysis, REMUNE® showed a positive impact on controlling virus and that the study had met its primary endpoint (p=0.034).

The results were analyzed by Dr. Fernandez-Cruz, the principal investigator of the trial, the protocol statistician, us and the three outside statisticians using the intent-to-treat principle. Statistical analyses included the information from patients in both the treatment phase (patients who remained on stable ART [AZT plus ddI] treatment) and the follow-up phase (patients who switched from ART treatment to a three-drug HAART regimen [3TC, D4T, and Indinavir]). Treatment plus follow-up observation times showed a protective effect of REMUNE® on time to virologic failure when compared to placebo (Hazard Ratio = 0.66, p= 0.054). Regression analysis (Cox Proportional Hazards Model) which stratified the primary endpoint on baseline viral load (above and below 10,000 copies/ml) and CD4 (above and below 400 cells per cubic mm) increased the differences, showing a significant effect of REMUNE® (Hazard Ratio = 0.63, p= 0.036) on time to virologic failure. The same analysis, stratified on baseline viral load without CD4, also showed a significant effect of Remune® on time to virologic failure (Hazard Ratio = 0.63; p = 0.034). The analysis of patients who remained on stable ART (AZT plus ddI) treatment showed no difference in time to virologic failure between treatment and placebo groups (Hazard Ratio = 0.80; p = 0.34). However, because this method of analysis did not include follow-up time of patients who remained in the study on stable HAART therapy, and in light of the aforementioned analyses, we believe this analysis is not appropriate.

The intent-to-treat principle dictates that data from every patient enrolled in the study, at all time points, be included in the analysis. Viral load is the amount of HIV detected in the blood. The hazard ratio is a ratio of the probability of developing an endpoint in the treatment group, compared to the probability of developing an endpoint in the placebo group. Therefore, a hazard ratio that lies between 1 and 0 demonstrates a protective effect of treatment. For example, a hazard ratio of 0.5 denotes the probability of developing an endpoint in the treatment group is one-half of the probability of developing an endpoint in the placebo group.

Further analysis of the data from this trial by Dr. Eduard Fernandez-Cruz suggests that treatment with REMUNE® stimulated HIV-specific immune responses correlated with control of virus. Dr. Fernandez-Cruz presented the data in August, 2002, at the XIV International AIDS Conference. Dr. Fernandez-Cruz reported that therapeutic vaccination induces a decrease of immune system activation, an increase of HIV-specific helper T-cell activity, an increase in killer cells and a positive impact on the control of virus.

In the overall study, patients receiving a combination of REMUNE® and antiviral medication demonstrated a delay in the time to reach virologic failure compared to the control group (Cox stratification model, p<0.05). The potential efficacy of REMUNE®, administered in combination with ART or HAART, was assessed by comparing the time to increases in viral level and decreases in CD4+ T cell counts between patient groups that received antiretroviral therapy plus REMUNE® or either therapy plus placebo. Study results indicated that REMUNE® was shown to be safe and well tolerated.

In addition, in a pre-specified group of 54 subjects, a significant lymphocyte proliferative helper T-cell immune response was observed in the REMUNE® treated group compared to controls (P<0.05). Furthermore, higher levels of cytotoxic T cells (killer cells) were observed in the REMUNE® group compared to the control group (P<0.05). Cytotoxic T cells recognize and kill virus-infected cells. Helper T-cells and cytotoxic T cell activity correlated (r=0.44, P<0.05). Additionally, killer cell activity correlated with control of virus in the REMUNE® treated group (r=-0.58, P<0.05).

Also at the XIV International AIDS Conference, Dr. Bruce Walker, Director of the AIDS Research Center, Massachusetts General Hospital presented data from a double blind, adjuvant controlled study involving ten patients with chronic HIV infection. The data suggests that REMUNE® induced helper T-cell immune responses aimed specifically at HIV in chronically infected HIV-positive individuals taking HAART (Highly Active Antiretroviral Therapy), thereby providing a possible treatment regime for HIV-infected patients. Currently, helper T-cell responses (cell-mediated immunity) are thought to be important in controlling HIV-1 infection.

All ten participants in the study had previously achieved undetectable viral levels through the use of HAART drug therapy. Five patients were treated with intramuscular injections of REMUNE® once every three months for 52 weeks, while the remaining five patients received injections of a placebo. Five out of the five REMUNE® treated patients showed a significant increase (p = 0.008) in helper T-cell immune responses against HIV-1. None of the patients receiving placebo exhibited helper T-cell responses. The study and all of the Lymphocyte Proliferation Assays (LPAs, a measurement of helper T-cell response) were conducted at Massachusetts General Hospital.

In 2000, three additional studies were initiated, including a Phase III, 150 - patient international study, whose main sponsor is GlaxoSmithKline, called QUEST, which includes REMUNE®. The international study is designed to evaluate the effectiveness of an anti-HIV strategy that combines HAART and therapeutic vaccinations in keeping the virus suppressed after complete treatment cessation. A 28 - week, 45 - patient, Phase I study is being funded by and conducted at Cedars Sinai Medical Center in Los Angeles to examine the effects of REMUNE® plus HAART when administered during the earliest stage of HIV infection. Another similar research study in chronically infected patients is being conducted at the Naval Hospital in San Diego.

The Thailand clinical trial, which involved 297 HIV-infected patients, conducted by Trinity, was completed in 1999. The primary endpoint was an increase in CD4 cells. Trinity determined that the primary endpoint was successfully met in this 40-week clinical trial. Although patients received no antiviral drug therapy, REMUNE® augmented CD4 cell counts and enhanced HIV-specific immunity. Further follow-up has shown stable or decreased viral load in a majority of the patients that have been examined.

In July 2001, Agouron, a company acquired by Pfizer, notified us of their decision to terminate their 1998 collaboration with us to commercialize REMUNE®. In August 2001, we announced our decision not to proceed with the 550 patient, Phase III pivotal trial that was initiated in late 1999 to evaluate whether REMUNE® plus highly active antiretroviral therapy, or HAART, delays virologic failure in HIV-infected individuals. As a result of our decision not to proceed with this study, an additional pivotal trial or trials may be needed before we would be permitted to submit REMUNE® to the FDA for commercialization. We will be unable to do this until we identify a new collaborator or raise substantial new funds. We cannot assure that we will be able to obtain a new collaborator or raise sufficient funds.

In 1999, we discontinued a 2,526 patient, Phase III clinical endpoint trial. The trial was discontinued because differences in clinical endpoints were not observed between treatment groups, and extending the trial would have been unlikely to provide sufficient, additional clinical endpoints to permit statistically significant differences between the treatment groups to be observed in the near term. The primary efficacy endpoint for the trial was disease progression to an AIDS defining condition, or death. At the time the study began, this was the only accepted endpoint for approval by the FDA for vaccines. In 1999, the FDA agreed to accept virologic endpoint trials for the basis of approval for REMUNE® for future clinical studies.

The results of a Phase I, ten-patient pediatric trial completed by the NIH in 1998, were published in the Journal of Infectious Disease, and presented at the meeting of the Infectious Disease Society of America, showing that REMUNE® was safe in children concurrently taking antiviral drug therapy and stimulates HIV-specific immune responses. Furthermore, the results showed that children receiving the adult dose of REMUNE® had a significant sustained decrease in viral load (the amount of circulating HIV) compared to children who received a lower dose. The study was then expanded to enroll an additional 22 children who were subsequently treated with open label REMUNE® at the adult dose.

Previous Phase I and II studies of approximately 350 adult subjects indicated that REMUNE® is well tolerated with the most common side effect being injection site reactions. These trials indicated that REMUNE® is safe, and that it may induce HIV-specific immune responses and showed positive trends on the virologic and immunologic markers.

If we obtain financing or a collaborator, we may need to conduct future clinical trials. We cannot assure that we will be able to obtain a new collaborator or raise sufficient funds. Currently, we have not identified any potential collaboration partners.

We also have created six distinct therapeutic vaccines in various stages of development for autoimmune diseases and cancer and have established an extensive patent portfolio in four different technologies with a total of 173 patents issued to us worldwide.

REMUNE®-Related Regulatory Activities

We currently are evaluating the processes to seek regulatory approval for the commercialization of REMUNE® in the United States, Europe and Thailand. We intend to meet with the European regulatory authorities and the United States FDA to discuss the application process and to determine what additional trials may be required in connection with the filing of applications for approval of REMUNE®. Currently, we are working with consultants and scientific advisors engaged by an affiliate and/or related party of one of our directors to evaluate the data collected from our previous clinical studies in an effort to determine what additional clinical trials and protocols will be necessary for us to obtain regulatory approval in the United States and Europe. We currently are evaluating plans to commence new clinical trials of REMUNE® in North America and/or Europe in 2003.

Trinity is pursuing commercial approval of REMUNE® in Thailand. Commercial sales of REMUNE® in Thailand, if any, will be subject to: approval by the Food and Drug Administration of the Ministry of Public Health of Thailand, operation of our manufacturing facility in King of Prussia, PA in substantial compliance with the FDA's GMP regulations and receipt of FDA export permission. We currently cannot estimate at what date, if at all, these certifications will be obtained. See "Our Business — Our Immune Based Therapies — Immune-Based Therapies for HIV — Commercialization Strategy" and "Risk Factors — The Lengthy Product Approval Process and Uncertainty of Government Regulatory Requirements May Delay or Prevent Us From Commercializing Products."

THE IMMUNE SYSTEM

The immune system is the human body's natural defense mechanism to prevent and combat disease. There are two major arms of the immune system: T cell-based and B cell or antibody-based.

T cells are specialized white blood cells that kill other cells within the body that have become infected. A T cell-based immune response begins when the immune system recognizes foreign invaders such as viruses or bacteria within the body. T cells are then dispatched to seek and destroy cells, which have been infected by these foreign invaders. This response, however, is not always sufficient to eradicate the disease, and certain diseases are able to produce substances that suppress this immune response, thus making it important to provide assistance to the immune system.

We believe that our technology can regulate the body's immune system to recognize and combat illnesses such as HIV infection, autoimmune disease and cancer. We are developing products to potentially boost T cell responses against HIV and cancer and to regulate disease-inducing T cell responses in autoimmune diseases such as rheumatoid arthritis, psoriasis and multiple sclerosis.

OUR IMMUNE-BASED THERAPIES

IMMUNE-BASED THERAPIES FOR HIV

BACKGROUND.    HIV is the virus that causes acquired immunodeficiency syndrome, or AIDS, a condition that slowly destroys the body's immune system and makes the body vulnerable to infections. The global HIV pandemic represents a significant societal threat to both developed and developing nations since most HIV-infected individuals are expected ultimately to develop AIDS. This creates a significant burden on healthcare systems and economies around the world. Twenty years after the first clinical evidence of AIDS was reported, AIDS has become one of the most devastating diseases humankind has ever faced. The statistics listed below from the Joint United Nations Programme on HIV/AIDS and the World Health Organization illustrate the severity of this pandemic:

  More than 60 million people have been infected with HIV since the pandemic began;

  HIV/AIDS is now the leading cause of death in sub-Saharan Africa and the fourth leading cause of death worldwide; At the end of 2001, an estimated 40 million people globally were living with HIV;

  5 million people, including 800,000 children, were newly infected with HIV in 2001;

  Approximately 14,000 people were newly infected with HIV per day in 2001;

  3 million deaths, including 580,000 children under 15 years of age, were attributed to HIV/AIDS in 2001;

  In many parts of the developing world, the majority of new infections occurred in young adults, with young women especially vulnerable; and About one-third of those currently living with HIV/AIDS are aged 15-24 and, it is believed, most of them do not know they carry the virus.

HIV spreads throughout the body by invading host cells and using the host cells' protein synthesis capability to replicate. The immune system responds by producing antibody and cellular immune responses capable of attacking HIV. While these and other responses are usually sufficient to temporarily arrest progress of the infection and reduce levels of the virus, the virus continues to replicate and slowly destroys the immune system by infecting and killing critical T cells, known as CD4 cells. As the infection progresses, the immune system's control of HIV weakens; the level of virus in the blood rises, and the level of T cells declines to a fraction of its normal level..

Existing Therapies for HIV.    Currently available antiviral products have been shown to be effective at reducing the levels of virus in the blood; however, certain limitations in the therapy have prevented the antiviral products from being as effective as originally predicted. The antiviral products may be associated with significant toxicity and eventual viral resistance. In addition, non-compliance with the strict dosage regimen of various combinations of reverse transcriptase and protease inhibitors, or cocktail therapies, may also reduce their effectiveness and can accelerate emergence of resistance. A number of individuals who begin cocktail therapies will discontinue treatment due to resistance, toxicity, lack of compliance or because the cocktail therapy was not effective in reducing the viral load. Not all HIV-infected individuals in the United States use cocktail therapies. Due to the limitations of chronic use of antiviral drug therapies, new guidelines issued by the National Institutes of Health (2/5/01) suggest starting these therapies later in the disease (for individuals with greater than 350 CD4 T cells/mm3, initiating drug therapy when the level of virus has reached 55,000 copies/ml). Thus, a need exists for therapies that would be useful early in the disease as well as those that complement existing antiviral drug therapies.

REMUNE®.    Remune® is designed to stimulate an HIV-infected individual's immune system to attack HIV. We believe that results of previous clinical trials demonstrate that REMUNE® significantly boosts HIV-specific immune responses and may induce a positive virologic effect in HIV-infected individuals. Furthermore, we believe REMUNE® stimulates the production of specific antiviral substances that naturally protect components of the immune system from HIV infection. Leading HIV clinical researchers have begun to recognize that, in order to effectively stop or slow the progression of HIV to AIDS, therapies must stimulate HIV-specific cell mediated immune responses in infected individuals in addition to reducing viral load through the use of antiviral drugs. By utilizing an immune-based therapy such as REMUNE®, in conjunction with existing antiviral drugs, it may be possible to boost the HIV infected individual's immune system against the virus, such that the virologic effect of antiviral drug therapy is prolonged and enhanced.

The data from clinical trials of REMUNE® suggests that REMUNE® may:

  Induce an HIV-specific T cell response (unlike antiviral drugs), which numerous researchers now believe is important in controlling HIV replication;

  Induce broad HIV immunity — the use of inactivated virus may stimulate broader immune responses that are capable of suppressing more diverse strains of HIV than vaccines based on subunits of the virus;

  Induce chemokines (substances that interfere with the virus attaching to and infecting normal cells); and

  Work with currently available antiviral drugs as a complementary treatment for HIV infection — we believe that while antiviral drugs (such as AZT, ddI, ddC, and protease inhibitors) interrupt the reproduction process of HIV within infected cells, REMUNE® stimulates the immune system to destroy HIV-infected cells.

Other benefits of REMUNE® include:

  Excellent safety profile — administered to thousands of patients with none of the toxicity and far fewer side effects than one currently observes with existing antiviral HIV drug therapies;

  Easy to administer by a healthcare professional via intramuscular injection in the deltoid muscle once every three months; and

  Positive effects on weight gain.

The possibility that REMUNE® may reconstitute HIV-specific immunity provides a unique opportunity for REMUNE® to be utilized in combination with currently available drug therapies to provide long-term management of the disease. One goal of the combination REMUNE®/drug approach is to prolong the impact of antiviral drug therapies on the level of virus by increasing the immune response to HIV-infected cells. If successful, a delay in drug resistance and a prolonged duration of low levels of virus in the blood coupled with an increase in the immune response to HIV could translate into a significant clinical benefit.

RECENT MANAGEMENT CHANGES

As part of a recent restructuring program, we implemented certain management changes. Effective as of September 6, 2002, Dennis J. Carlo, Ph.D., resigned as our Chief Executive Officer, President and Chief Scientific Officer. Dr. Carlo remains a member of our Board of Directors and has assumed the position of Senior Strategist. He is to devote substantially all of his business time, skill and attention to assisting our Board of Directors and our new President in successfully closing the Offering and facilitating the exercise of all of the Warrants.

Effective as of September 6, 2002, Ron Moss, M.D., was appointed our President. Dr. Moss is responsible for leading our scientific operations, including, but not limited to, the advancement of clinical trials, as well as the interim daily operations, until a new Chief Executive Officer is hired. Dr. Moss is reporting to our Board of Directors during the search for the new Chief Executive Officer and will report to the new Chief Executive Officer once that position is filled. As a result of his appointment as President, Dr. Moss has stepped down as our Vice President of Medical and Scientific Affairs.

Michael L. Jeub, our Vice President of Finance and Chief Financial Officer, will assist Dr. Moss in the administration of the corporate offices and will continue to manage the day-to-day financial operations, initiate cost control efforts and seek to secure additional financing.

MANAGEMENT

Our executive management team consists of professionals from the biotechnology, medical and scientific industries. Ron Moss, M.D., our President, formerly served as our Vice President, Medical and Scientific Affairs. Dr. Moss, trained at the National Institute of Health, is Board Certified in pediatrics and adult and pediatric allergy and immunology and is Assistant Clinical Professor at University of California, San Diego School of Medicine. Dr. Moss is the author of more than 50 manuscripts and 80 abstracts on HIV and immunology and is the Editor in Chief of the Journal of Immune Based Therapies and Vaccines. Michael L. Jeub, our Vice President of Finance and Chief Financial Officer, was Senior Vice President and Chief Financial Officer at Jenny Craig International, as well as President and Chief Financial Officer at National Health Laboratories, prior to joining us in June 2002. Dennis J. Carlo, Ph.D., serves as our Senior Strategist and one of our directors. Dr. Carlo was a co-founder of the company and formerly served as our Chief Executive Officer, President and Chief Scientific Officer. Dr. Carlo previously held senior positions with Hybritech, Inc. (Eli Lilly) and Merck & Co. We currently are seeking a new Chief Executive Officer. Bjorn K. Lydersen, Ph.D., our Vice President, Manufacturing Operations, formerly served as Vice President, Research and Development at Irvine Scientific, as well as Director at In Vitro Antibody Production and Hybritech, Inc. (Eli Lilly).

DESCRIPTION OF THE WARRANTS AND THE WARRANT AGREEMENT

THE UNITS

The units sold in the private placement consist of (a) 9,522,071 shares of our common stock and (b) 9,522,071 Class A warrants to purchase initially (i) one share of our common stock and (ii) one Class B warrant to purchase one share of our common stock. Approximately 84 units were sold. Additionally, our placement agent, Spencer Trask Ventures, Inc., has an option to purchase (a) 1,452,419 shares of our common stock and (b) 1,452,419 Class A warrants.

CLASS A WARRANTS

General Terms.    Each Class A warrant entitles the holder to purchase initially (a) one share of common stock and (b) one Class B warrant. The Class A warrant has an initial exercise price equal to $1.33. The exercise price and the number of securities issued upon exercise of a Class A warrant are subject to adjustments in certain cases described below under "Adjustment to Exercise Rate; Distribution Rights; Merger or Consolidation."

Exercise.    Class A warrants cannot be exercised by anyone other than an initial investor in the units until the Form S-1 covering the sale by us to subsequent public purchasers of the warrants becomes effective. Initial purchasers of the units may sell or exercise the Class A warrants prior to the effectiveness of a registration statement pursuant to an exemption from registration under the Securities Act of 1933. Upon the effectiveness of the Form S-1, each Class A warrant shall be exercisable at any time until December 10, 2007.

Redemption.    Upon thirty (30) days prior written notice to the holders of the Class A warrants, we shall have the right to redeem from such holders the Class A Warrants (including the underlying Class B warrants) at any time after the date of issuance, at a price of $0.01 per Class A warrant, if the average of the closing bid prices of common stock for any ten (10) consecutive trading days ending within thirty (30) days prior to the date of the notice of redemption is greater than or equal to $2.49, subject to any stock splits, combinations or similar adjustments. However, we will not redeem any Class A warrant from a subsequent purchaser at any time prior to the date the Form S-1 is declared effective by the SEC.

CLASS B WARRANTS

General Terms.    Class B warrants will be issued to the holders of the Class A warrants upon the exercise of the Class A warrant. Each Class B warrant will entitle the holder to purchase initially one share of common stock. The Class B warrant has an initial exercise price equal to $1.77. Both the exercise price and the number of securities issued upon exercise of a Class B warrant are subject to adjustments in certain cases described below under "Adjustment to Exercise Rate; Distribution Rights; Merger or Consolidation."

Exercise.    Class B warrants may not be exercised by anyone other than an initial investor in the units until the Form S-1 becomes effective. Initial purchasers of the units may sell or exercise the Class B warrants prior to the effectiveness of a registration statement pursuant to an exemption from registration under the Securities Act of 1933. The Class B warrants will have a term of five years from the respective dates of issuance of such warrants.

Redemption.    Upon thirty (30) days prior written notice to the holders of the Class B warrants, we shall have the right to redeem from such holders the Class B warrants at any time after the date of issuance, at a price of $0.01 per Class B warrant, if the average of the closing bid prices of common stock for any ten (10) consecutive trading days ending within thirty (30) days prior to the date of the notice of redemption is greater than or equal to $3.32, subject to any stock splits, combinations or other adjustments. However, we will not redeem any Class B warrant from a subsequent purchaser at any time prior to the date the Form S-1 is declared effective by the SEC.

CLASS A AND CLASS B WARRANTS

The following descriptions of terms are applicable to both the Class A warrants and the Class B warrants.

Exercise.    Holders may exercise warrants on any business day on or before the applicable expiration date. Any warrant not exercised before 5:00 P.M., Mountain Standard time, on the applicable expiration date will become void, and all rights of the holder will cease. Holders may exercise the warrants by surrendering the warrant certificate evidencing their warrants after duly completing and executing the form of exercise to purchase shares of common stock and, in the case of the Class A warrants, the Class B warrants, and paying the exercise price for the warrants at the office or agency designated for that purpose, which initially is the corporate office of the warrant agent in Denver, Colorado. A holder may exercise a warrant only in whole. The exercise price must be paid in full, at the option of the holder, either in cash or by certified, official bank check or by wire transfer of funds to an account we have designated for such purposes.

We will make no payment on account of any dividends on our common stock which may be issued upon exercise of a warrant.

Holders of warrant certificates may surrender them for exchange, and register the transfer of warrant certificates, at our office or agency maintained for this purpose, which initially is the corporate office of the warrant agent in Denver, Colorado. We will issue the warrant certificates initially in definitive, fully registered form. We will impose no service charge for any exercise, exchange or registration of transfer of warrant certificates, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer.

We are not required to issue fractional shares of common stock upon exercise of warrants. We will pay a cash adjustment instead of fractional shares, except in limited circumstances.

Registration Rights.    We are obligated to maintain the effectiveness of this registration statement until the earlier of the date (i) as of which all common stock, Class A warrants and Class B warrants contained in the units and purchased or granted in the private placement have been resold and (ii) on which the common stock, Class A warrants and Class B warrants may be resold by our non-affiliates without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect.

Additionally, pursuant to the terms of the private placement of units, we have filed a registration statement on Form S-1 under the Securities Act of 1933 covering the issuance by us to holders (other than the selling stockholders) of (i) that number of Class B warrants which may be issued upon exercise of Class A warrants, (ii) that number of shares of common stock which may be issued upon exercise of Class A warrants and (iii) that number of shares of common stock which may be issued upon the exercise of Class B warrants. We will be obligated to maintain the effectiveness of the Form S-1 for a period ending on the earlier of (i) December 10, 2012 and (ii) the date on which the last of the outstanding warrants is exercised.

Listing.    We received authorization for quotation on the Nasdaq Stock Market System for the shares of common stock included in the units, as well as the shares of common stock underlying the warrants. Our common stock currently is quoted on the Nasdaq SmallCap Market. There currently is no established trading market for the warrants. Additionally, we received authorization for the quotation of the warrants on the Nasdaq Stock Market System. There can be no assurance that the criteria for authorization for the warrants or our common stock will be satisfied by us on an ongoing basis. See "Risk Factors — Our Stock May Become Subject to Penny Stock Rules, Which may make it More

Difficult for You to Sell Your Shares due to the Notification from Nasdaq Regarding Noncompliance with Nasdaq Listing Qualifications."

No Rights as Stockholders.    Except as expressly described in the warrants and the related warrant agreement, the holders of warrants are not entitled, in this capacity, to receive dividends or other distributions, receive notice of any meeting of stockholders, consent to any action of stockholders or receive notice of any other stockholder proceedings, or to any other rights exercised by our stockholders.

Adjustment to Exercise Rate; Distribution Rights; Merger or Consolidation.    The exercise price and/or the number of shares of common stock to be issued upon exercise of a warrant, or the exercise rate, will be adjusted from time to time when specific events occur, including:

  1.
  payment of dividends or distributions on shares of our common stock payable in shares of common stock or some of our other capital stock;

  2.
  subdivisions, combinations or some reclassifications of shares of our common stock;

  3.
  the distribution to all holders of our common stock of any of our assets (including cash), debt securities, preferred stock or any rights or warrants to purchase any of these securities, other than ordinary cash dividends at a rate not exceeding the rate specified in the warrant agreement; or

  4.
  the issuance of shares of our common stock or of securities convertible into or exchangeable or exercisable for shares of our common stock at a price below $0.885, other than issuances:

  a.
  upon the vesting or exercise of the warrants,

  b.
  upon the exercise, conversion or exchange of any right, option, warrant or other security, the issuance of which has previously required an adjustment as provided in the Warrant Agreement, or

  c.
  upon the exercise, conversion or exchange of any right, option, warrant or other security outstanding on the date of issuance (to the extent as provided under the terms of those securities as in effect on December 10, 2002).

Notwithstanding the above, no adjustment in the exercise rate will be required upon the issuance, conversion, exchange or exercise of options to acquire shares of common stock by our officers, directors or employees.

If, in a single transaction or through a series of related transactions, we consolidate with or merge with or into any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties and assets to another person or group of affiliated persons or are a party to a merger or binding share exchange which reclassifies or changes our outstanding common stock, a fundamental transaction, then, as a condition to consummating any of these transactions, the person formed by or surviving the consolidation or merger (if other than us) or the person to whom the transfer has been made, or the surviving person, will enter into a supplemental warrant agreement. The supplemental warrant agreement will provide:

  1.
  that the holder of a warrant then outstanding is entitled to exercise it for the kind and amount of securities, cash or other assets which the holder could have received immediately after the completion of a fundamental transaction if the holder had exercised the warrant immediately before the effective date of the transaction (regardless of whether the warrants are then exercisable), assuming that the holder:

  a.
  was not a constituent person or an affiliate of a constituent person to the transaction;

  b.
  made no election with respect to the transaction; and

    c.
    was treated alike with the plurality of non-electing holders; and

  2.
  that the surviving person will succeed to and be substituted for all of our rights and obligations under the warrant agreement and the warrants.

Notwithstanding the above, if we enter into a fundamental transaction with another person (other than one of our subsidiaries) and consideration is payable to holders of the shares of capital stock (or other securities or property) issuable or deliverable upon exercise of the warrants that are exercisable in exchange for their shares in connection with the fundamental transaction which consists solely of cash, or in the event of a dissolution, liquidation or winding-up of the company, then the holders of warrants shall be entitled to receive distributions on the date of the event on an equal basis with holders of those shares (or other securities issuable upon exercise of the warrants) as if the warrants had been exercised immediately before the event, less the exercise price for the warrants. Upon receipt of this payment, the rights of a holder of a warrant shall terminate and cease and the holder's warrants shall expire.

In the event of a taxable distribution to holders of our common stock which results in an adjustment to the number of shares of common stock or other consideration for which a warrant may be exercised, the holders of the warrants may, in some circumstances, be deemed under applicable law to have received a distribution subject to United States federal income tax as a dividend. See "U.S. Federal Income Tax Considerations."

Amendment or Modification of Warrant Agreement.    We may amend and modify some of the provisions of the warrant agreement without the prior approval of the holders. In addition, we and the warrant agent may amend and modify most provisions of the warrant agreement with the consent of the holders of the warrants representing a majority in number of warrants then outstanding.

Certain Covenants.    We have agreed to file all reports that we are required to file under the Securities Exchange Act of 1934 and the rules, regulations and policies adopted by the SEC in a timely manner.

We also have agreed to comply with all applicable laws, including the Securities Act of 1933 and any applicable state securities laws, in connection with the offer and sale of common stock (and other securities and property deliverable) upon exercise of the warrants.

Delivery and Form.    We will issue the warrant certificates initially in definitive, fully registered form. The warrants subsequently may be issued in book entry form with the warrant agent as custodian for The Depository Trust Company, or the depository, and deposited with the depository.

Global Warrants.    Upon issuance of a global warrant, the depository credits, on its internal system, the respective amounts of the individual beneficial interests in the global warrant to persons who have participant accounts with the depository, or participants. Ownership of beneficial interests in a global warrant will be shown on, and the transfer of these beneficial interests will be effected only through, records maintained by the depository or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Investors may hold their interests in a global warrant directly through the depository if they are participants, or indirectly through organizations which are participants.

So long as the depository, or its nominee, is the registered owner or holder of a global warrant, the depository or the nominee, as the case may be, will be considered the sole owner and holder of the warrants represented by the global warrant for all purposes under the warrant agreement and the warrants, including payment and notice provisions. No beneficial owner of an interest in a global warrant will be able to transfer its interest except in accordance with the depository's procedures, in addition to those provided for under the warrant agreement.

We will make payments and distributions and provide requisite notice in respect of the global warrants, if any, to the depository or its nominee, as the case may be. We and the warrant agent have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global warrants or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depository or its nominee, upon receipt of any payment of any dividends or other distributions in respect of a global warrant, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global warrant or the number of warrants represented by the global warrant, as the case may be, as shown on the records of the depository or its nominee.

We also expect that any payments by participants to owners of beneficial interests in the global warrant held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for the customers. Those payments will be the responsibility of the participants.

Transfers between participants in the depository will be effected in the ordinary way through the depository's same-day funds system in accordance with the depository's rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated warrant for any reason, including to sell warrants to persons in states which require physical delivery of the warrants or to pledge the warrants, the holder must transfer its interest in the global warrant in accordance with the normal procedures of the depository and with the procedures set forth in the warrant agreement.

The depository has advised us of the following information and we take no responsibility for its accuracy: The depository is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depository was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the depository system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although the depository and its participants have agreed to the foregoing procedures in order to facilitate transfers of interests in the global warrants among participants, they are under no obligation to perform these procedures, and these procedures may be discontinued at any time. We and the warrant agent will have no responsibility or liability for the performance by the depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Warrants.    Owners of beneficial interests in the global warrants will be entitled to receive certificated warrants if the depository is at any time unwilling or unable to continue as, or ceases to be, a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934, and we fail to appoint a successor to the depository registered as a "clearing agency" under Section 17A of the Securities Exchange Act of 1934 within 90 days.

Any certificated Warrants issued in exchange for beneficial interests in the global warrants will be registered in the name or names that the depository shall instruct the warrant agent. It is expected that these instructions will be based upon directions received by the depository from participants with respect to ownership of beneficial interests in the global warrants.

Replacement, Exchange and Transfers.    If any warrant at any time is mutilated, defaced, destroyed, stolen or lost, the warrant may be replaced at the cost of the applicant (including our legal fees and those of the warrant agent) at the office of the warrant agent, upon provision of evidence satisfactory to the warrant agent that the warrant was destroyed, stolen or lost, together with any indemnity that we and the warrant agent may require. Mutilated or defaced warrants must be surrendered before replacements will be issued.

Any beneficial interest in one of the global warrants that is transferred to a person who takes delivery in the form of an interest in another global warrant will, upon transfer, cease to be an interest in the first global warrant and, accordingly, will after that time be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in the other global warrant for as long as it remains an interest in that global warrant.

Certificated warrants may be exchanged or transferred in whole or in part by surrendering the certificated warrants at the office of the warrant agent with a written instrument of transfer as provided in the warrant agreement. In addition, if the certificated warrants being exchanged or transferred contain a restrictive legend, additional certifications to the effect that the exchange or transfer is in compliance with the restrictions contained in the legend may be required.

USE OF PROCEEDS

We will not receive any of the proceeds from the resale of shares of our common stock, Class A warrants and/or the Class B warrants and/or shares of common stock underlying the warrants by the security holders. All proceeds from the sale of such resale securities will be solely for the accounts of the security holders. If the warrants are exercised by either the selling security holders or any subsequent purchaser of the warrants, we will receive the net proceeds from such exercises.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain United States federal income tax consequences relating to the purchase, ownership and disposition of the warrants or shares of common stock that may be relevant to holders of the warrants or common stock who are United States Persons. The discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax considerations that may be relevant to holders of warrants or common stock. The discussion does not include special rules that may apply to some holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers whose functional currency is not the United States dollar, persons holding the warrants as part of a 'straddle,' 'hedge,' 'constructive sale' or 'conversion transaction' and investors who are not United States Persons) and does not address the tax consequences of the alternative minimum tax or the United States federal estate or gift tax laws or the law of any state, locality or foreign jurisdiction. This summary assumes that holders will hold the warrants and common stock as "capital assets." This discussion is based upon the Code, applicable Treasury Regulations thereunder and administrative rulings and judicial authority as of the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, and any such changes could affect the continuing validity of this discussion.

As used in this registration statement, a "United States Person' is a beneficial owner of the warrants or common stock who (1) is a citizen or resident of the United States, (2) is a corporation, partnership or other entity created or organized in or under the laws of the United States or political subdivision of the United States, (3) is an estate, the income of which is subject to U.S. federal income taxation regardless of its source, (4) is a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. fiduciaries have authority to control all substantial decisions of the trust or (5) any other person or entity whose ownership of warrants or common stock is effectively connected with the conduct of a trade or business by such person or entity within the United States. Holders who are not United States Persons should consult their own tax advisers as to the specific consequences of the purchase of a unit and the ownership and disposition of the common stock and warrants.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. THE TAX TREATMENT MAY VARY DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING AND DISPOSING OF THE WARRANTS OR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Tax Basis of Warrants and Common Stock.    A holder's initial tax basis in a share of common stock or in a Class A warrant purchased in connection with the private placement will be equal to its purchase price. Furthermore, a holder's tax basis in the common stock and Class B warrant received upon the exercise of a Class A warrant will be equal to the portion of the exercise price of the Class A warrant plus the holder's tax basis in the warrant before its exercise allocable to each. Such allocation between the common stock and Class B warrants will be made in proportion to their respective fair market values. A holder's tax basis in the common stock received upon the exercise of a Class B warrant will equal the exercise price of the Class B warrant plus the holder's tax basis in the warrant before its exercise. The holding period of common stock and Class B warrant received upon a warrant's exercise will begin with and include the day the warrant was exercised.

The Warrants.    A holder generally will not recognize gain or loss upon exercise of a warrant. If a warrant is not exercised and is allowed to expire, the holder of the warrant will recognize a loss equal to the holder's tax basis in the warrant. The loss will be a capital loss and will be long-term or short-term depending on the holder's holding period for the warrant.

Holders of warrants will recognize capital gain or loss upon the sale or taxable exchange of the warrants in an amount equal to the difference between the amount realized on such disposition and the holder's adjusted tax basis in such warrants. Any such gain or loss will be long-term capital gain or loss if the holder has held the warrants for longer than one year. Capital gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Net capital gains of holders who or which are individuals, estates and trusts are subject to tax at lower rates than items of ordinary income. Deductions for net capital losses are subject to significant limitations. For holders who or which are individuals, estates and trusts, a capital loss is deductible in the year incurred to the extent of capital gains recognized during such year plus $3,000 (or, if less, the excess of the total amount of loss recognized over the total amount of gain recognized in such year). Any unused portion of such net capital loss may generally be carried over and allowed to the extent of capital gains in such year plus $3,000 until such net capital loss is exhausted. For holders that are corporations, any unused portion of such net capital loss may be carried back three years and then carried forward five years from the year in which the loss arose, to offset net capital gains during such period.

The number of shares of common stock receivable upon the exercise of a warrant is subject to adjustment under some circumstances. Under Section 305 of the Code and the Treasury Regulations thereunder, holders of the warrants will be treated as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends-received deduction in the case of corporate holders) to the extent of our current or accumulated earnings and profits, if, and to the extent that, specific adjustments in the number of shares of our common stock receivable upon the exercise of a warrant increase the proportionate interest of a holder of a warrant in our fully diluted common stock, whether or not the holders ever exercises the warrant. Generally, a holder's tax basis in a warrant will be increased by the amount of any such taxable constructive distribution.

Backup withholding.    Under some circumstances, the failure of a holder of warrants or common stock to provide sufficient information to establish that the holder is exempt from the backup withholding provisions of the Internal Revenue Code will subject the holder to backup withholding for payments of dividends on the common stock or from the proceeds from a disposition of the common stock or warrants at a rate of (i) 30% for payments made in 2002 and 2003, (ii) 29% for payments made in 2004 and 2005 and (iii) 28% for payments made in 2006 and thereafter. In general, backup withholding applies if a noncorporate holder fails to furnish a correct taxpayer identification number, fails to report dividend and interest income in full, or fails to certify that the holder has provided a correct taxpayer identification number and that the holder is not subject to withholding. An individual's taxpayer identification number is the individual's Social Security number. Any amount withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the Internal Revenue Service.

Distributions with respect to Common Stock.    Distributions with respect to common stock purchased in connection with this private placement or acquired upon the exercise of a warrant will constitute dividends, taxable to holders as ordinary income, to the extent of the company's current or accumulated earnings and profits. To the extent that a holder receives distributions with respect to shares of common stock that exceed such current and accumulated earnings and profits, such distributions first will be treated as a non-taxable return of capital, to the extent of the holder's adjusted tax basis in the shares of common stock. Any such distributions in excess of the holder's adjusted tax basis in the shares of common stock generally will be treated as capital gain. Subject to applicable limitations, dividends paid to holders that are corporations may qualify for the dividends-received deduction.

Dispositions of the Common Stock.    A holder will recognize capital gain or loss upon the sale or taxable exchange of shares of common stock in an amount equal to the difference between the amount realized on such disposition and the holder's adjusted tax basis in such Common Stock. Any such gain or loss will be long-term capital gain or loss if the holder has held the shares of Common Stock for longer than one year. Capital gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Net capital gains of holders who or which are individuals, estates and trusts are subject to tax at lower rates than items of ordinary income. Deductions for net capital losses are subject to significant limitations. For holders who or which are individuals, estates and trusts, a capital loss is deductible in the year incurred to the extent of capital gains recognized during such year $3,000 (or, if less, the excess of the total amount of loss recognized over the total amount of fain recognized in that year). Any unused portion of such net capital loss may generally be carried over and allowed to the extent of capital gains in such year plus $3,000 until such net capital loss is exhausted. For holders that are corporations, any unused portion of such net capital loss may be carried back three years and then carried forward five years from the year in which the loss arose, to offset net capital gains during such period.

The above summary does not discuss all aspects of federal income taxation that may be relevant to a particular holder of warrants or common stock in light of such holder's particular circumstances and income tax situation. Each holder of warrants or common stock should consult such holder's tax advisor as to the specific tax consequences to the holder of the ownership and disposition of the warrants or common stock including the application and effect of state, local, foreign and other tax laws, or subsequent revisions of these tax laws.

SELLING SECURITY HOLDERS

We are registering for resale the securities held by the selling security holders identified below and by Trinity as well as securities which may be acquired by our placement agent, Spencer Trask Ventures, Inc. The selling security holders identified below acquired the shares of common stock and Class A warrants from us in the private placement of units completed on December 10, 2002. Trinity acquired the shares of our common stock in connection with the amendment the License and Collaboration Agreement entered into between us and Trinity. Spencer Trask Ventures, Inc. may acquire shares of our common stock and Class A warrant upon exercise of its placement agent option. The selling security holders identified below may acquire additional shares of common stock and Class B warrants upon the private exercise of the Class A warrants purchased in the private placement. We are registering these securities under the Securities Act of 1933 to permit the selling security holders, Spencer Trask Ventures, Inc. and Trinity and their respective pledgees, donees, transferees and other successors-in-interest that may receive securities from a selling security holder, Spencer Trask Ventures, Inc. or Trinity as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to publicly resell the securities when and as they deem appropriate. The following table sets forth:

  •
  the names of the selling security holders;

  •
  the numbers of and percentages of shares of our common stock and Class A warrants that the selling security holders beneficially owned as of the date of registration for resale of the securities under this prospectus;

  •
  the numbers of shares of our common stock and Class A warrants that may be offered for resale for the account of the selling security holders under this prospectus; and

  •
  the numbers and percentages of shares of our common stock and Class A warrants to be beneficially owned by the selling security holders after the resale of all such securities (assuming all of the offered resale shares of common stock and warrants are sold by the selling security holders).

The numbers of securities in the columns "Shares of Common Stock Being Offered," and "Class A Warrants Being Offered" represents all of the shares of common stock and Class A warrants that each selling security holder may offer for resale under this prospectus. We do not know how long the selling security holders will hold the securities before selling them or how many shares and/or warrants they will sell and, except for the resale restrictions which prohibit the selling security holders from selling any of the shares of common stock initially included in the units purchased by them until the date which is the earlier of (i) two hundred ten (210) days following the closing date of the private placement of units and (ii) ninety (90) days following the effectiveness of the registration statement on Form S-1, we do not currently have any agreements, arrangements or understandings with any of the selling security holders regarding the sale of any of the resale shares of common stock or warrants. The shares of common stock and warrants offered by this prospectus may be offered from time to time by the selling security holders listed below. This table does not indicate any Class B warrants or common stock issuable upon any exercise of the warrants. If there are any exercises of the Class A warrants, we will supplement this prospectus to the extent legally required or as otherwise determined to be appropriate.

Pursuant to a letter agreement dated August 13, 2002, Trinity has agreed not to sell, contract to sell or dispose of its shares of common stock until May 13, 2003.

This table is prepared solely based on information supplied to us by the listed selling security holders, any Schedule 13D or 13G, and other public documents filed with the SEC, and assumes the sale of all of the resale shares and warrants. The applicable percentages of beneficial ownership are based on an

aggregate of [                        ] shares of our common stock and 10,974,490 Class A warrants issued and outstanding on December 10, 2002, adjusted as required by rules promulgated by the SEC.

	Shares of Common Stock Beneficially Owned at December 10, 2002					Class A Warrants Beneficially Owned at December 10, 2002		Class A Warrants Beneficially Owned After Resale of Class A Warrants
				Shares Beneficially Owned After Sale of Common Stock
			Shares of Common Stock Being Offered				Class A Warrants Being Offered
Selling Securityholder
	Number	Percent		Number	Percent			Number	Percent
Cheshire Associates(1)	34,010,119	62.4%		34,010,119	62.4%
Spencer Trask Private Equity Fund I	508,475	2.6%	508,475	508,475	2.6%	508,475	508,475	0	0
Spencer Trask Private Equity Fund II	259,888	1.3%	259,888	259,888	1.3%	259,888	259,888	0	0
Spencer Trask Private Equity Accredited Fund III, LLC	225,989	1.1%	225,989	225,989	1.1%	225,989	225,989	0	0
George Karfunkel	169,492	*	169,492	169,492	*	169,492	169,492	0	0
Michael Karfunkel	169,492	*	169,492	169,492	*	169,492	169,492	0	0
Parfina Inv. Inc.	112,972	*	112,972	112,972	*	112,972	112,972	0	0
Lincoln Adair & Sally Adair TIC	14,125	*	14,125	14,125	*	14,125	14,125	0	0
David M. Gilson	33,899	*	33,899	33,899	*	33,899	33,899	0	0
Harold A. Havekotte	11,300	*	11,300	11,300	*	11,300	11,300	0	0
John Kokales	14,125	*	14,125	14,125	*	14,125	14,125	0	0
THE PAUL F PETRUS REV TRUST OF 1988 UAD 4-15-88	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Barry Shemaria	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Sweetland L.L.C.	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Statler Family Trust	14,125	*	14,125	14,125	*	14,125	14,125	0	0
William C Wetzel TTEE for the Livingston, Barger, Brandt & Schroeder Self Employment Ret Plan DTD 9/30/94 FBO Richard Stites	11,300	*	11,300	11,300	*	11,300	11,300	0	0
DCG&T c/f Ross Graham Walker III IRA R/O	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Clarence A. Abramson	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Glen Basinger	13,560	*	13,560	13,560	*	13,560	13,560	0	0
Joe N. & Jamie Behrendt Revocable Trust 10/20/96	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Lon Bell	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Fred B. Bialek	56,498	*	56,498	56,498	*	56,498	56,498	0	0
William J. Callahan & Joan M. Callahan JTWROS	225,989	1.1%	225,989	225,989	1.1%	225,989	225,989	0	0
Delaware Charter G&T C/F Elizabeth A. Eller IRA	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Jacob M. Engel	112,995	*	112,995	112,995	*	112,995	112,995	0	0
George Fink	18,080	*	18,080	18,080	*	18,080	18,080	0	0

Jonathan Fleisig	112,995	*	112,995	112,995	*	112,995	112,995	0	0
Robert & Marie Frankel JTWROS	28,249	*	28,249	28,249	*	28,249	28,249	0	0
John P. Funkey Revocable Trust 2/26/90	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Headwaters Holdings LLC	225,989	1.1%	225,989	225,989	1.1%	225,989	225,989	0	0
Maurice & Stacy Gozlan TIE	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Byron C. & Julie L. Hughey Tenants By the Entirety	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Michael A. Kolber & Terri L. Meinking JT/WROS	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Ezra P. Mager	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Mouton Family Living Trust	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Gus & Karen Nicoloopoulos	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Edward J. O'Connell	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Reed S. Oslan	16,950	*	16,950	16,950	*	16,950	16,950	0	0
K.V. Rajagopalan	15,820	*	15,820	15,820	*	15,820	15,820	0	0
Elisha Rothman	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Richard Sakakeeny	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Wayne Saker	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Jason A. Sango	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Arthur Silverman	16,950	*	16,950	16,950	*	16,950	16,950	0	0
Adam K. Stern	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Robert Streett	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Clayton Struve	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Matthew A. Sutton	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Jack Swartz	22,599	*	22,599	22,599	*	22,599	22,599	0	0
Ralph C. Wintrode Trust dtd May 9, 2001	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Michael Zimmerman	22,599	*	22,599	22,599	*	22,599	22,599	0	0
Dr. Jan Arnett	84,746	*	84,746	84,746	*	84,746	84,746	0	0
DCG&T C/F Jack T. Badgett IRA R/O	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Nicholas & Barbara DeLuca JTWROS	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Theresa M. Fabiani	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Alfred A. Gilbert	28,249	*	28,249	28,249	*	28,249	28,249	0	0
The Brice T. Hall Family Trust	28,249	*	28,249	28,249	*	28,249	28,249	0	0
John J. Kealy Trust	14,125	*	14,125	14,125	*	14,125	14,125	0	0
The Shirley Keys Family Trust UAD 4/22/99 — Shirely Keys TTEE	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Everett P. Kirch & Linda R. Kirch JTWROS	14,125	*	14,125	14,125	*	14,125	14,125	0	0

Kenneth J. Kostal	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Richard Mandell & Audrey R. Lee Mandell JTWROS	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Richard J. Mish	112,995	*	112,995	112,995	*	112,995	112,995	0	0
Bernard Oleyar	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Dr. Peter Oppenheimer & Sandi Oppenheimer JTWROS	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Dr. V.J. L.K. Raju & Dr. Govind S. Raju JTWROS	14,125	*	14,125	14,125	*	14,125	14,125	0	0
J. Edward Shrawder	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Paul J. Weir	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Wells Yachts Inc. Pen/Plan DTD 1/1/83, Clinton Wells TTEE	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Joseph Thomas Alvarez III Trust	25,424	*	25,424	25,424	*	25,424	25,424	0	0
David R. Baker	11,300	*	11,300	11,300	*	11,300	11,300	0	0
James & Catherine Benedict, TIC	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Robert Berger T/A Retail Advisory Group	33,899	*	33,899	33,899	*	33,899	33,899	0	0
Tore Bjark	11,269	*	11,269	11,269	*	11,269	11,269	0	0
Paul Chacon	22,599	*	22,599	22,599	*	22,599	22,599	0	0
J.M.O Colton	39,549	*	39,549	39,549	*	39,549	39,549	0	0
William E. Dalton	5,650	*	5,650	5,650	*	5,650	5,650	0	0
Bruce A. Davis MD	16,950	*	16,950	16,950	*	16,950	16,950	0	0
Donald R. DePriest	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Gerard Fragetti	19,775	*	19,775	19,775	*	19,775	19,775	0	0
David Gans	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Glafam Trust	56,498	*	56,498	56,498	*	56,498	56,498	0	0
A. John Goddard III Estate Trust dated July 10, 1982	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Delaware Charter Guarantee & Trust Co FBO Jon Goodykoontz IRA	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Delaware Charter Guarantee & Trust Co. C/F Peter Grassl IRA	11,300	*	11,300	11,300	*	11,300	11,300	0	0
T.C.R., L.P.	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Fritas AS	112,995	*	112,995	112,995	*	112,995	112,995	0	0
Joi Dell & Harry Hurd Trust	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Mark H. Hurd	5,650	*	5,650	5,650	*	5,650	5,650	0	0
Jerry Jordan & Julianna Jordan JTWROS	5,650	*	5,650	5,650	*	5,650	5,650	0	0
Intertel & Co.	112,995	*	112,995	112,995	*	112,995	112,995	0	0

Joseph P. Kazickas	16,950	*	16,950	16,950	*	16,950	16,950	0	0
Ronald Knox	5,650	*	5,650	5,650	*	5,650	5,650	0	0
Joe Massey	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Gary Mittleman	16,950	*	16,950	16,950	*	16,950	16,950	0	0
Robert Nance	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Charles Nash	16,950	*	16,950	16,950	*	16,950	16,950	0	0
Gerald Padwe	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Wayne Pambianchi	56,498	*	56,498	56,498	*	56,498	56,498	0	0
William F. Sanders	112,995	*	112,995	112,995	*	112,995	112,995	0	0
Fredrik C. Schreuder	112,995	*	112,995	112,995	*	112,995	112,995	0	0
Medical Venture Management A/S	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Delaware Charter Guarantee & Trust Co. FBO Susan Spongberg IRA	2,825	*	2,825	2,825	*	2,825	2,825	0	0
Nancy Sullins	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Premier Custom Leasing LLC	22,599	*	22,599	22,599	*	22,599	22,599	0	0
SSS Enterprises, A Partnership	22,599	*	22,599	22,599	*	22,599	22,599	0	0
Daniel Tripodi & Sharon Tripodi JTWROS	45,198	*	45,198	45,198	*	45,198	45,198	0	0
Larry Wasserman	5,650	*	5,650	5,650	*	5,650	5,650	0	0
Delaware Charter G&T Co FBO Ronald Hutchison IRA	11,300	*	11,300	11,300	*	11,300	11,300	0	0
DCG&T c/f Scott Leishman IRA Rollover	11,300	*	11,300	11,300	*	11,300	11,300	0	0
PEAK Private Equity AG	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Jack Cardwell	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Daniel Chestler	56,498	*	56,498	56,498	*	56,498	56,498	0	0
DCG&T C/F Dennis Deloach IRA RO	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Dennis R. Deloach, Jr.	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Dr. Richard Dold	22,599	*	22,599	22,599	*	22,599	22,599	0	0
James B. Gallinatti Jr. & Ellen T. Gallinatti JTWROS	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Walter G. Gans	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Robert Hammer	22,599	*	22,599	22,599	*	22,599	22,599	0	0
Clariden Bank	225,989	1.1%	225,989	225,989	1.1%	225,989	225,989	0	0
W. Kentley Jones	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Christian Kolster	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Brooke Larsen	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Carlos Lezcano	124,294	*	124,294	124,294	*	124,294	124,294	0	0
Larry Pallini	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Joel Barth	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Paul Dembinski	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Roland Isaacson	112,995	*	112,995	112,995	*	112,995	112,995	0	0

Allen Sessoms	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Delaware Charter G&T Co FBO Elizabeth H. Bone SEP IRA	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Adrian Catalano	14,125	*	14,125	14,125	*	14,125	14,125	0	0
DCG&T c/f Robert G. Heidenreich IRA	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Jeffrey Blomstedt & Susan Lascala JTWROS	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Arthur G. Cooper	28,249	*	28,249	28,249	*	28,249	28,249	0	0
John Leisenring	16,950	*	16,950	16,950	*	16,950	16,950	0	0
Kevin P. Conroy	112,995	*	112,995	112,995	*	112,995	112,995	0	0
Reiner Fenske	11,300	*	11,300	11,300	*	11,300	11,300	0	0
James J. Ferrari	5,650	*	5,650	5,650	*	5,650	5,650	0	0
Meadowbrook Capital Corp. Profit Sharing Plan	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Louis P. Ferrari	56,498	*	56,498	56,498	*	56,498	56,498	0	0
William L. Ferrari	5,650	*	5,650	5,650	*	5,650	5,650	0	0
Harold S. Gault	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Arun Kapur & Meera Kapur TIC	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Steven L. Keenan	56,498	*	56,498	56,498	*	56,498	56,498	0	0
K&R Negotiation Associates LLC	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Stephen H. Lulla	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Kings Surgical Specialists: A Medical Corp Profit Sharing Plan & Pension Plan	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Howard Nathel	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Mel Okeon	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Mel Okeon M.D. Med. Corp Profit Sharing Trust	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Shuman Investment Trust	11,300	*	11,300	11,300	*	11,300	11,300	0	0
James & Deborah Soyak JTWROS	112,995	*	112,995	112,995	*	112,995	112,995	0	0
Eric William Swanson	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Don-Wheeler Enterprises, Inc. A Medical Corp.	28,249	*	28,249	28,249	*	28,249	28,249	0	0
OTAPE Investments LLC	282,486	1.4%	282,486	282,486	1.4%	282,486	282,486	0	0
William D. Barnes	11,300	*	11,300	11,300	*	11,300	11,300	0	0
John P. Smith	11,300	*	11,300	11,300	*	11,300	11,300	0	0
Robert J. Smith	11,300	*	11,300	11,300	*	11,300	11,300	0	0

Jane Wexler Feil	28,249	*	28,249	28,249	*	28,249	28,249	0	0
Andrew M. Dyer	56,498	*	56,498	56,498	*	56,498	56,498	0	0
Charles Murray	14,125	*	14,125	14,125	*	14,125	14,125	0	0
Trinity Medical Group USA, Inc.	1,000,000	5.1%	500,000	500,000	2.6%	n/a	n/a	n/a	n/a

*
Less than 1%

Beneficial Ownership for Cheshire Associates includes the beneficial ownership of Kevin Kimberlin and his affiliates and Spencer Trask Ventures, Inc.

Except for Cheshire Associates and Spencer Trask Ventures, Inc. and any affiliates and/or related persons thereof, there has been no material relationship between any of the selling security holders and us in the past three years except for obligations which arose out of the agreements dated as of October and December 2002 by and among us and the selling security holders in connection with our private placement of units completed on December 10, 2002. On June 26, 2002, we entered into amendments with Trinity to amend our Licence and Collaboration Agreement and Stock Purchase Agreement with Trinity. In consideration for entering into these amendments, Trinity has received 500,000 shares of our common stock and also will receive as additional consideration, 250,000 shares of our common stock (750,000 shares in the aggregate) as of the date of the satisfaction by Trinity of each of the following obligations: (i) the purchase by Trinity from us of an aggregate of 300,000 doses of REMUNE®, (ii) the purchase by Trinity from us of an aggregate of 600,000 doses of REMUNE® and (iii) the purchase by Trinity from us of an aggregate of 1.0 million doses of REMUNE®. Under the current agreement, Trinity also is obligated to purchase 500,000 shares of common stock at a purchase price of $10 per share on the date that is 30 days after the date on which Trinity receives the required marketing approval from the Food and Drug Administration of the Ministry of the Public Health of Thailand. We are contemplating renegotiating the Licence and Collaboration Agreement but have not yet entered into any significant discussions with Trinity regarding such renegotiation.

PLAN OF DISTRIBUTION

The selling security holders may sell the common stock, the Class A warrants and/or the Class B warrants and/or the shares of common stock underlying the warrants from time to time after the date hereof, subject to the resale restrictions discussed herein. Neither the Class A nor the Class B warrants may be exercised by subsequent public purchasers, each a new investor, until the registration statement on Form S-1 (File No. 333-[            ]), filed by us with the SEC on December [    ], 2002, becomes effective. Upon any private exercise of either the Class A or the Class B warrants by the selling security holders, the selling security holders will hold restricted shares of common stock and, in the case of the exercise of the Class A warrants, Class B warrants, but may resell those securities from time to time under this prospectus.

If a new investor purchases Class A warrants from a selling security holder, the shares of common stock and Class B warrants to be issued upon the exercise of such Class A warrants will be registered under the Form S-1. Additionally, if a new investor purchases Class B warrants from a selling security holder, the shares of common stock to be issued upon the exercise of such warrants will be registered under the Form S-1. A new investor may resell the Class A warrants and the Class B warrants at any time and from time to time after such investor purchases the warrants. However, a new investor may not exercise either the Class A warrants or the Class B warrants and, therefore, may not purchase or resell any shares of common stock underlying those warrants or, in the case of the Class A warrants, the Class B warrants to be issued upon exercise thereof, until the effectiveness of the Form S-1. See "Description of the Warrants and the Warrant Agreement — Registration Rights."

Subject to the resale restrictions described under the heading "Selling Security Holders," the selling security holders may sell shares of common stock, Class A warrants and/or the Class B warrants from time to time in one or more transactions at:

  •
  fixed prices;

  •
  market prices at the time of sale;

  •
  varying prices and term to be determined at the time of sale; or

  •
  negotiated prices.

The selling security holders will act independently of us in making decisions regarding the timing, manner and size of any resale or exercise. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and on terms then prevailing or at prices related to then current market prices or in negotiated transactions. The selling security holders may effect these transactions by selling the securities to or through broker-dealers. Broker-deals engaged by the selling security holders may arrange for other broker-dealers to participate in the resales. The resale securities may be sold by one or more of, or a combination of, the following:

  •
  block trades in which the broker-dealer attempts to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resales by a broker-dealer for its account under this prospectus;

  •
  an exchange distribution in accordance with the rules of an exchange;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  in privately-negotiated transactions between the selling security holders and purchasers, without a broker-dealer.

To the extent legally required, this prospectus or the registration statement containing this prospectus will be amended or supplemented from time to time to describe a specific additional or different plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

  •
  the name of each selling security holder and of any participating broker-dealer(s);

  •
  the number(s) and type(s) of securities involved;

  •
  the price at which the securities were sold;

  •
  the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

  •
  that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  •
  any other facts material to the transaction.

The selling security holders may enter into hedging transactions with broker-dealers in connection with distributions of the securities or otherwise. In these transactions, broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with selling security holders. The selling security holders may enter into option or other transactions with broker-dealers which require the delivery of securities to the broker-dealer. The broker-dealer may then resell or otherwise transfer the securities under this prospectus. The selling security holders also may loan or pledge the securities to a broker-dealer. The broker-dealer may sell the loaned securities, or upon a default, sell the pledged securities under this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders. Broker-dealers or agents also may receive compensation from the purchasers of the securities for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, in connection with sales of the securities. Accordingly, any commission, discount or concession received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

Because selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling security holders are subject to the prospectus delivery requirements of the Securities Act of 1933. It is intended that the prospectus delivery requirements will not be satisfied by the electronic delivery of the prospectus.

Securities covered by this prospectus and held by selling security holders, other than affiliates of our company, for at least two years, as such holding period is determined in accordance with Rule 144(d), will be exempt from the registration requirements of the Securities Act of 1933 and freely transferable pursuant to Rule 144(k). Also, any securities covered by this prospectus which qualify for sale under an available exemption from the registration requirements of the Securities Act of 1933 may be sold upon the satisfaction of certain conditions.

The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. To our knowledge, there is no underwriter or coordinating broker acting in connection with the proposed sale of securities by the selling security holders.

To our knowledge, the resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the securities.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to our securities for a period beginning on the later of five business days prior to the determination of the offering price or the time that person becomes engaged in the distribution of our securities. In addition, each selling security holder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of securities by the selling security holders.

We will bear all costs, expenses and fees in connection with the registration of the resale securities covered by this prospectus. The selling security holders will bear all commissions and discounts, if any, attributable to the resale of the securities. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against specific liabilities, including liabilities arising under the Securities Act of 1933. The selling security holders have agreed to indemnify us against certain liabilities.

LEGAL MATTERS

Pillsbury Winthrop LLP, San Francisco, California, will pass on the validity of our securities being offered hereby. A member of Pillsbury Winthrop LLP owns 1,106 shares of our common stock and an option to acquire 5,000 shares of our common stock.

EXPERTS

[Arthur Andersen LLP, our former independent auditors, have audited our consolidated financial statements included in our amended Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus forms a part. Our financial statements are incorporated by reference in reliance on Arthur Andersen, LLP's report, given on their authority as experts in giving said reports.]*

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. This prospectus may be used only where it is legal to sell the common stock and/or warrants of The Immune Response Corporation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock or warrants of The Immune Response Corporation.

THE IMMUNE RESPONSE CORPORATION

33,342,470 Shares of Common Stock
10,974,490 Class A Warrants
10,974,490 Class B Warrants

PROSPECTUS
December [    ], 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses expected to be incurred in connection with the issuance and distribution of the securities being registered:

Registration fee — SEC	$
Printing, duplicating and engraving expenses
Legal fees and expenses, other than Blue Sky
Transfer Agent and Registrar fees
Accounting fees and expenses
Blue sky fees and expenses
Nasdaq listing fees and expenses
Miscellaneous
Total

We will bear the expenses shown above. All amounts, other than the SEC registration fee, are estimated solely for the purpose of this registration statement.

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Our Amended and Restated Certificate of Incorporation and Bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Delaware General Corporation Law provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under a by-law, agreement, vote of security holders or disinterested directors, or otherwise.

Article VII of our Restated Certificate of Incorporation, as amended, and Article V of our Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by law. In addition, we have entered into separate indemnification agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16. Exhibits.

See the Exhibit Index attached to this Registration Statement and incorporated herein by reference.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Act, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

We hereby undertake:

            (1)  To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended that are incorporated by reference in this registration statement.

            (2)  That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4)  For purposes of determining any liability under the Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 which is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on December 13, 2002.

THE IMMUNE RESPONSE CORPORATION
By:	/s/ MICHAEL L. JEUB Michael L. Jeub Chief Financial Officer and Vice President of Finance

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ronald B. Moss and Michael L. Jeub as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including any post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Dated: December 13, 2002	/s/ RONALD B. MOSS Ronald B. Moss President and Principal Executive Officer
Dated: December 13, 2002	/s/ JAMES B. GLAVIN James B. Glavin Chairman of the Board of Directors
Dated: December 13, 2002	/s/ DENNIS J. CARLO Dennis J. Carlo Director

Dated: December 13, 2002	/s/ MICHAEL L. JEUB Michael L. Jeub Vice President, Finance, Chief Financial Officer and Principal Accounting Officer
Dated: December 13, 2002	/s/ KEVIN B. KIMBERLIN Kevin B. Kimberlin Director
Dated: December 13, 2002	/s/ WILLIAM S. SULLIVAN William S. Sullivan Director

EXHIBITS

Exhibit Number	Description
4.2	Warrant Agreement
4.3	Form of Class A warrant (included in Exhibit 4.2)
4.4	Form of Class B warrant (included in Exhibit 4.2)
5.1*	Opinion of Pillsbury Winthrop LLP
10.1	Purchase Agreement
23.1*	Consent of BDO Seidman, LLP
23.2*	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-3)

*
Exhibits to be filed by amendment.

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WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
RISK FACTORS
OUR BUSINESS
OUR IMMUNE-BASED THERAPIES
DESCRIPTION OF THE WARRANTS AND THE WARRANT AGREEMENT
USE OF PROCEEDS
U.S. FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
  PART II
  INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
  SIGNATURES
  POWER OF ATTORNEY
  EXHIBITS